UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

VictoryBase Corporation
(Exact name of issue as specified in the issuer’s charter)

Delaware	85-3850063
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

550 Reserve St, Suite 190, Southlake, Texas	76092
(Address of principal executive offices)	(Zip Code)

(469) 694-2707
(Phone)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

PART II

INFORMATION TO BE INCLUDED IN REPORT

i

Certain Definitions

As used in this Annual Report, we will use the following terms which have the meanings set forth below.

●	Base Agreement is an agreement between one of our customers and a VB Property Company that allows the customer to reside in a VictoryBase Property.

●	Company is VictoryBase Corporation, a Delaware corporation.

●	Control Agreement is a master control and contribution agreement among Holdings, a VB Property Company, and the owner of such VB Property Company. Under a Control Agreement, (i) the VB Property Company grants to Holdings (i) the right to elect to control and occupy (and permit third parties to control and occupy) one or more VictoryBase Properties, (ii) the right to require the owner of the VB Property Company to contribute its ownership of such VB Property Company to Holdings in exchange for membership interests of Holdings. A form of Control Agreement is attached as an exhibit to this Annual Report.

●	EquityBase Program is a marketing term we give to our program that allows a person to elect both to reside in VictoryBase Properties and to invest in shares of our stock. Regardless of whether a VictoryBase Property resident elects to enter into a subscription agreement or an investor elects to enter into a Base Agreement, in neither case would there be any change to the rights, privileges, or responsibilities of the customer under the Base Agreement or the rights, privileges, or responsibilities of the investor under the subscription agreement. We plan to offer discounted Base Payments to EquityBase Investors that meet the criteria that we might establish from time to time. See “Potential Future Discount Program” under “Plan of Distribution” below.

●	Holdings is VictoryBase Holdings LLC, a Texas limited liability company, a subsidiary of the Company.

●	Holdings Tracking Units are membership interests of Holdings that track the value of one or more subsidiaries or other assets or operations of Holdings.

●	NY1 is VictoryBase NY1, LLC, a Texas limited liability company, a subsidiary of Holdings.

●	SC1 is VictoryBase SC1, LLC, a Texas limited liability company, a subsidiary of Holdings.

●	Value Add is an adjective we use to describe a VictoryBase Property that we believe has net operating income that we can improve over time by implementing efficient management procedures and/or capital improvement programs. Generally, we consider a VictoryBase Property to no longer be “Value Add” when the efficient management procedures and/or capital improvement programs have been implemented and the net operating income has increased and is stabilized.

●	VB Property Company is a company that owns one or more VictoryBase Properties.

●	VictoryBase Property is a residential real property, such as single-family homes, townhomes, multi-family units or other residential real property within our network available for potential occupancy by one of our customers.

ii

Item 1. BUSINESS

Forward-looking Statements

This section contains certain statements that may include “forward-looking statements”. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects,” “anticipate,” “optimistic,” “intend,” “will” or other similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in our periodic reports that are filed with the SEC. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors. Other than as required under applicable securities laws, we do not assume a duty to update these forward-looking statements.

Description of Business

We were originally incorporated on August 13, 2020 under the laws of the State of Delaware. Our Class A Common Stock is not currently listed on any exchange or quoted on any quotation service.

General

We are seeking to build a nationwide network of residential real estate properties located near United States military bases which we will make available for occupancy by military servicemembers and other individuals and families seeking housing in such locations. Once our network of properties has been established, our customers will be able to move from one VictoryBase Property through a relatively simple process.

In addition to providing housing at affordable prices, we plan to offer our customers and other investors the opportunity to invest in our company by offering shares of our stock for sale. We believe the Company will benefit by customers electing to enter into both a Base Agreement and a subscription agreement. Many of those benefits are outlined in this Annual Report.

To be clear, the subscription agreement and Base Agreement are unique and separate agreements. Any person otherwise meeting the qualification requirements for such agreements will have the option to enter into one, both, or neither of a Base Agreement and/or a subscription agreement with us. Regardless of whether a VictoryBase Property resident elects to enter into a subscription agreement or an investor elects to enter into a Base Agreement, in neither case would there be any change to the rights, privileges, or responsibilities of the customer under the Base Agreement or the rights, privileges, or responsibilities of the investor under the subscription agreement.

Corporate Structure

The Company is the sole holder of Class B Units of Holdings. Holdings has and will have the right to elect to control and occupy (and allow our customers to occupy) all VictoryBase Properties through the Control Agreement and Sub-Control Agreement described below. From time to time, Holdings may form or acquire one or more new VB Property Companies who may acquire additional VictoryBase Properties. Initially, typically, the VB Property Companies will initially be formed and wholly-owned by Holdings, but Holdings will create a new class of Units (“Holdings Tracking Units”) that will track 100% of the economic value of the applicable VB Property Company, and Holdings will issue such Holdings Tracking Units to equity investors who will fund (directly or indirectly) all or part of the acquisition of such VictoryBase Properties by VB Property Companies. The Holdings Tracking Units will typically be convertible into Class A Units of Holdings with a value equal to Holdings Tracking Units being converted, such valuation to be mutual agreed to by Holdings and the holder of the applicable Holdings Tracking Units. We anticipate that the Holdings Tracking Units will be converted into Class A Units of Holdings after the applicable VictoryBase Properties have ceased to be Value Add. Please see the section of this Annual Report labeled “Operational Overview” that begins on page 13 of this Annual Report for a description of what we mean by “Value Add.” For example, Holdings has created Class C Units that as Holdings Tracking Units that will track the value of NY1 until the NY1 VictoryBase Properties are no longer Value Add.

We plan to acquire additional VictoryBase Properties pursuant to the arrangement described above. The applicable VB Property Company will make those VictoryBase Properties available to be occupied by our customers through a Base Agreement described below. Many of our customers will be members of the United States military because, generally, the VictoryBase Properties will be located near military bases. We offer our customers and investors an opportunity to purchase Shares of our Class A Common Stock. Through ownership of our Class A Common Stock, our investors have an opportunity to participate indirectly in a portion of the potential growth in the value of the VictoryBase Properties. In this manner, our investors can acquire an indirect ownership interest in a portion of the VictoryBase Properties owned by the VB Property Companies through the Company’s ownership of Holdings and Holdings’ ownership (or right to acquire ownership) of the VB Property Companies. Although we expect that our business model will be particularly attractive to U.S. military service members who would not otherwise invest in home ownership, non-service members may also enter into subscription agreements and thereby have an opportunity to purchase Shares on the same terms as service members. We will offer and sell Shares to investors who reside in VictoryBase Properties and investors that do not reside in VictoryBase Properties.

The Company will issue Shares of our Class A Common Stock to investors in accordance with the terms set forth in the applicable subscription agreement between the Company and the investor. Our Class A Common Stock, as a class, holds 100% of the economic interests of the Company. Our Class B Common Stock, as a class, holds virtually all of the voting interest in the Company. The Company has issued 1,000,000 shares of Class B, non-economic super voting (1,000,000 votes per share) shares to VBRE.

As of August 24, 2023, VictoryBase Corporation filed a Regulation CF offering through a FINRA registered investment platform. Through this offering, VictoryBase Corporation offered 500,000 shares of Class A Common Stock at a market price of $10.00, for a total of $5,000,000. This offering was run through 2023 and as of April 23, 2024, VictoryBase Corporation has sold 7,760 additional shares of Class A Common Stock through this separate offering. As of April 29, 2024, VictoryBase NY1, LLC exercised its rights to exchange 30,000 Class C Units for 74,894 Class A units of Holdings.  This exchange is disclosed in our Form-C Appendix E: Supporting documents titled Fourth Amendment to VictoryBase Holdings.  All shares sold in this offering will now have economic interest and exposure to NY1 through Class B units of Holdings, which share economic interest with Class A Units.  VBRE no longer holds any Class C units as of the effective date herein.  A graphic representation of the relationship between the Company and its subsidiaries and affiliates described above is set forth below for your convenient reference. The following graphic demonstrates the relationship of the Company and its subsidiaries and affiliates as of April 23, 2024.

●	FN 1 – Shares of Class A Common Stock of the Company hold all economic rights of the Company on a pari passu basis. Each share of Class A Common Stock of the Company entitles the holder of such share to 1 vote. Shares of Class B Common Stock hold no economic rights. Each share of Class B Common Stock of the Company entitles the holder of such share to 1,000,000 votes.

●	FN 2 – Subject to the rights of preferred membership interests of NY1, holders of common membership interests of NY1 are entitled to all economic and voting rights of NY1. Preferred membership interests of NY1 are entitled to distributions of available cash from NY1 as follows:

(1)	Cash from operations of NY1 is to be distributed as follows:

(a)	First, to the preferred member until the preferred member has received a 6% return on its investment;

(b)	Second, 75% to the preferred member and 25% to the common member of NY1, until the Preferred Member has received a 7.5% return on investment; and

(c)	Thereafter, the remainder, if any, to the common member of NY1; and

(2)	Cash from capital transactions is to be distributed as follows:

(a)	First, to the preferred member until the preferred member has been returned the amount of its investment;

(b)	Second, 75% to the preferred member, and 25% to the common member of NY1, until the preferred member has received the amount of its investment plus a 7.5% internal rate of return on its investment; and

(c)	Thereafter, the remainder, if any, to the common member of NY1.

The Preferred Member of NY1 has no voting rights.

Property Acquisition

Our founder, Chief Executive Officer, President, Secretary, and sole director, Thomas Paquin, is the trustee of The Tom Paquin Irrevocable Trust, which owns and operates VictoryBase RE, LLC, a Texas limited liability company (“VBRE”). VBRE identifies existing homes, homes under construction, and building sites for new homes near United States military bases and in other markets that VBRE deems suitable for our business model and enters into one or more acquisition agreements with third party landowners, builders, developers and other real estate owners with respect to such properties. VBRE may acquire VictoryBase Properties through forming or acquiring ownership of VB Property Companies that are primarily owned by VBRE. VBRE used this model in its acquisition and development of the VictoryBase Properties owned by SC1.

Alternatively, we anticipate that some of our acquisitions of VictoryBase Properties will be by newly formed subsidiaries of Holdings. In connection with such acquisitions of VictoryBase Properties, Holdings may issue Holdings Tracking Units to VBRE and/or others. Such Holdings Tracking Units will track the value of such VB Property Companies until the applicable VictoryBase Properties are no longer Value Add, at which point the Holdings Tracking Units will convert into Class A Units of Holdings.

We may also receive some or all of our financing of VictoryBase Properties from the seller of such VictoryBase Properties. For example, NY1 acquired the VictoryBase Properties in Sackets Harbor, New York as follows: NY1 funded such acquisition with (i) preferred membership interests of NY1 issued to the seller of such real property, and (ii) cash contributed to NY1 from Holdings. Holdings funded such contribution to NY1 with cash contributed to Holdings by VBRE in exchange for Holdings issuance of Class C Units to VBRE. Such Class C Units are an example of Holdings Tracking Units. As of the closing of such acquisition, NY1 became a landlord under a number of lease agreements with existing tenants. Although the terms of lease agreements are similar to our base agreements, we anticipate transitioning such leases into base agreements as their current lease terms expire.

Master Control Agreements; Sub-Control Agreements

Holdings has entered into and plans to continue to enter into master control and contribution agreements (“Control Agreements”) among Holdings, the owners of VB Property Companies, and the applicable VB Property Companies. Under a Control Agreement, (i) the VB Property Company will permit Holdings to elect to control and elect to occupy the applicable VictoryBase Properties, (ii) Holdings agrees to pay a monthly fee to the VB Property Company, and (iii) in situations where Holdings is not already the owner of the applicable VB Property Company, Holdings has the right to require the owner of the applicable VB Property Company to contribute its ownership of the VB Property Company to Holdings. We anticipate that the typical term for a Control Agreement will be one year, subject to automatic renewal on a month-to-month basis.

If Holdings exercises its right to require the owner of a VB Property Company to contribute its ownership of the VB Property Company to Holdings, (A) Holdings will issue units of membership interests of Holdings to the owner of the VB Property Company, and (B) the owner of the VB Property Company will be deemed to have made a capital contribution to Holdings in an amount equal to the excess, if any, of the fair market value of the VB Property Company, reduced by (i) any cash paid by Holdings to the owner of the VB Property Company as a return of the owner of the VB Property Company’s capital upon such contribution, and (ii) any debt assumed by Holdings in connection with such contribution. The fair market value of the VB Property Companies or the methodology for determining the fair market value of the VB Property Companies will be determined by (or based upon a valuation method established by) and mutually agreed upon by Holdings and the owner of the VB Property Company. We plan to value the illiquid assets held by the VB Property Companies at their cost for approximately the first three months following their acquisition by the applicable VB Property Company if their occupancy and cash flow rates remain substantially similar. After the first three months from acquisition, we plan to value such assets using information believed by us to be accurate and appropriate. There is no industry standard valuation method, making it possible for other analysts to arrive at different valuations. Our valuation methodology will not be audited and may not reflect the fair market value of such assets if they were able to be sold at auction or other public trading platform. Our asset valuations and calculations are subject to good faith assumptions and estimates determined by our management. As a result, our asset valuations may not accurately reflect the price we would achieve by liquidating such assets. In determining the fair market value of the VB Property Company and/or its assets, Holdings and the owner of the VB Property Company may consider the value of the applicable VictoryBase Properties, the VB Property Company’s rights and obligations under real estate acquisition agreements, real property, and/or other tangible or intangible assets (e.g., business plan, marketing materials, business data and research) to Holdings in exchange for cash and/or capital account credit in Holdings for these capital contributions equal to their fair market value as mutually agreed by Holdings and VBRE. VBRE may cause the VB Property Company to directly contribute such assets, or the owner of the VB Property Company may contribute its ownership of one or more VB Property Company. If Holdings acquires 100% of a VB Property Company or 100% of a VictoryBase Property held by a VB Property Company, and there is no applicable Holdings Tracking Units then outstanding, then we may choose to terminate the applicable Control Agreement because any payments made thereafter would be effectively being made by Holdings to itself.

For each VictoryBase Property that Holdings is able to elect to control and occupy under a Control Agreement, Holdings will in turn enter into a sub-control agreement with the Company. In exchange for a monthly fee, the sub-control agreement will give the Company the right to elect to control and occupy the applicable VictoryBase Property.

Under the terms of the Control Agreements the VB Property Companies will grant Holdings the right to elect to cause the VB Property Company to relinquish the operational control of any or all VictoryBase Properties to Holdings. Holdings, in turn, will grant the Company the right to elect to cause Holdings to relinquish operational control of VictoryBase Properties to the Company.

We plan to use proceeds of our ongoing offering of Class A Common Stock under Regulation A (the “Offering”) to make contributions to Holdings. Holdings plans to use such proceeds to acquire VictoryBase Properties and for general working capital.

Base Agreements

VB Property Companies will then enter into Base Agreements with our customers, unless Holdings elects to exercise its right to control the VictoryBase Property under the Control Agreement and the Company elects to exercise its right to control the VictoryBase Property under the Sub-Control Agreement, in which case the Base Agreements would be between the Company and the applicable resident. Each Base Agreement grants our customer the right to occupy an individual VictoryBase Property. The Base Agreement will provide for a monthly Base Payment from the customer to the applicable VB Property Company. The amount of the Base Payment will be an amount agreed to between the VB Property Company and the customer at the time the VB Property Company enters into the Base Agreement or a renewal of the Base Agreement and is expected to adjust with BAH rates. We will establish the Base Payment amount for each VictoryBase Property. To establish such suggested amount, we plan to use data-driven pricing models, supported by analysis from the local staff and BAH rates for each market. We plan to consider the following factors in establishing the amount of the Base Payment: (i) a competitive analysis of market rents, (ii) the size and age of the house, (iii) qualitative factors, such as neighborhood characteristics and access to quality schools, transportation and services, and (iv) whether or not the customer is or will become an EquityBase Investor.

Because we expect customers who are also stockholders to be better stewards of VictoryBase Properties and therefore lower our operating costs, we plan to offer lower Base Payment rates for EquityBase Investors. We plan to offer a discount of up to $100 per off of our Base Payment rates for EquityBase Investors who purchase or commit to purchase at least five Shares per month during the term of the Base Agreement. The amount of such discount and the minimum commitment to purchase shares, if any, is subject to change from time to time based upon our evaluation of market conditions and our analysis of actual operating cost savings, if any, that we observe from EquityBase Investors. We plan to make the amount of any such discounts available to EquityBase Investors, as such discount may be increased, decreased, or eliminated from time to time, and then applicable minimum investment amount, available for review on our website. The amounts may differ between and among various VictoryBase Properties.

We anticipate acquiring information from the following sources to aid in our analysis:

●	BAH rates with publicly available data that goes back to 1998;

●	Market rental rates (which is a market competitor to the Base Payment amount), which may be available from Zillow, Zumper, Rents.com, Apartments.com and other websites

●	Schools information from GreatSchools.Org and other websites; and

●	Changes to our income or expenses after discounts or other incentives are offered or altered.

Company’s Investment in Holdings

From time to time the Company plans to contribute a portion of the funds invested in the Company into Holdings (and/or funds invested by other investors in the Offering) in exchange for additional Class B Units of Holdings. The per unit purchase price that the Company will pay Holdings for such Class B Units will be an amount equal to the fair market value as mutually agreed by the Company and Holdings at the time of such contribution. The per unit valuation applicable to the issuance of any Class B Units to the Company will be the same amount as any contemporaneous per unit valuation applicable to any issuance of Class A Units to owners of VB Property Companies in connection with the contribution of VB Property Companies to Holdings pursuant to a Control Agreement (or in connection with a conversion of Holding Tracking Units into Class A Units of Holdings).

Over time, the Company’s ownership of Holdings is expected to increase as a function of (i) investors’ investment in Shares of our Class A Common Stock and the Company’s subsequent contribution of a portion of the proceeds of the sale of Shares into Holdings in exchange for additional Class B Units of Holdings, and (ii) owners of the VB Property Companies’ exchange of Class A Units of Holdings for Class A Common Stock of the Company described below (or the conversion of Holding Tracking Units into Class A Units of Holdings).

Holdings’ acquisition of VB Property Companies and VictoryBase Properties

In addition to a portion of the net proceeds from the sale of Shares by the Company that are subsequently paid to Holdings via control fees or paid by the Company to Holdings under sub-control agreements, Holdings and/or one or more VB Property Companies may generate funds required to acquire and operate VictoryBase Properties by incurring indebtedness. One or more VB Property Companies may also raise capital by issuing preferred membership interests of such VB Property Company. Any such preferred membership interests of the VB Property Companies may have preferential rights to operating distributions, tax allocations, and liquidating distributions of the applicable VB Property Company.

For example, NY1 has issued preferred membership interest. NY1’s limited liability company agreement provides that distribution will be made to its members as follows:

(1)	Cash from operations of NY1 is to be distributed as follows:

(a)	First, to the preferred member until the preferred member has received a 6% return on its investment;

(b)	Second, 75% to the preferred member and 25% to the common member of NY1, until the preferred member has received a 7.5% return on investment; and

(c)	Thereafter, the remainder, if any, to the common member of NY1; and

(2)	Cash from capital transactions is to be distributed as follows:

(a)	First, to the preferred member until the preferred member has been returned the amount of its investment;

(b)	Second, 75% to the preferred member, and 25% to the common member of NY1, until the preferred member has received the amount of its investment plus a 7.5% internal rate of return on its investment; and

(c)	Thereafter, the remainder, if any, to the common member of NY1.

The preferred member of NY1 has no voting rights.

Holdings will use control fees paid by the Company, capital contributed by the Company, proceeds of loans from lenders, and cash from other sources to purchase VictoryBase Properties. We may have the VB Property Companies issue preferred membership interests to investors as a further source of capital for acquisition of VictoryBase Properties. Debt to fund the acquisition of VictoryBase Properties may be issued at the level of the VB Property Companies, Holdings, or the Company, and any and all such entities may guaranty such indebtedness.

Holdings or its subsidiaries may also acquire VictoryBase Properties by issuing one or more new or existing classes or series of membership interests of Holdings or one of its subsidiaries in exchange for such VictoryBase Properties. For example, in February 2023, Holdings issued 30,000 newly created Class C Units to VBRE in exchange for a $300,000 contribution from VBRE to Holdings. The Class C Units will be Holdings Tracking Units, tracking the value of NY1. Holdings then contributed such $300,000 to NY1. NY1 acquired approximately $7.9 million of residential real estate properties in Sackets Harbor, New York in exchange for (i) approximately $5.9 million in cash, plus (ii) the issuance of $2 million of preferred membership interests of NY1 to the prior owner of such real property. NY1 borrowed $5.9 million from a savings bank to finance the cash portion of the purchase price. NY1 incurred approximately $300,000 in closing costs in connection with this acquisition.

Exchange Rights; Tax Receivable Agreement

In accordance with the limited liability company agreement of Holdings, Class A Units of Holdings may be exchanged by holders of such Class A Units periodically for shares of the Company’s Class A Common Stock at a conversion rate that results in the holder of such Class A Units receiving in exchange for such forfeited Class A Units an amount of the Company’s Class A Common Stock with an indirect economic ownership interest in Holdings that is equal to the direct economic interest in Holdings that the exchanged Class A Units represented in the hands of such holder of Class A Units (each an “Exchange”). Upon any Exchange, (i) the Class A Units of Holdings that are subject to such Exchange will be forfeited to Holdings and no longer be “issued” units, and (ii) the holder of Class A Units will receive newly issued shares of Class A Common Stock of the Company.

By way of example, if at the time of an Exchange, (i) the Company had 5,000,000 shares of its Class A Common Stock issued and outstanding, and (ii) Holdings had (A) 8,000,000 Class B Units outstanding and held by the Company, and (B) 2,000,000 Class A Units outstanding and held by VBRE; and VBRE wished to exchange 1,000,000 Class A Units of Holdings for shares of Class A Common Stock of the Company, then the Company will issue an additional 555,556 shares of Class A Common Stock to VBRE upon such Exchange. This is calculated so that VBRE’s newly issued shares of Class A Common Stock represent the same interest of total shares of Class A Common Stock outstanding after the Exchange as their interest of total units of Holdings forfeited prior to the Exchange. In this example, VBRE is forfeiting 1,000,000 Class A Units of Holdings, which represent 10% of the 10,000,000 total units of Holdings outstanding. Therefore, the newly issued shares of Class A Common Stock must equal 10% of the sum of (1) existing shares of Class A Common Stock outstanding, plus (2) newly issued shares of Class A Common Stock. Algebraically, if we define “X” as the newly issued shares of Class A Common Stock for VBRE, then we would solve for “X” using the following equation: X / (5,000,000 + X) = 10%. When solved, “X” is equal to 555,556 newly issued shares.

In connection with the Exchange, Holdings plans to make the election under Internal Revenue Code of 1986, as amended (the “Code”) Section 754 which will result in a special tax basis adjustment when Class A Units of Holdings are exchanged for shares of Class A Common Stock of the Company in a taxable transaction. The Company and VBRE have entered into a tax receivable agreement, which may be joined by other future holders of Class A Units of Holdings. The tax receivable agreement requires the Company to pay 85% of any tax benefits resulting from the Code Section 754 tax basis adjustment when and as realized by us. A copy of the tax receivable agreement is attached as an exhibit to this Annual Report.

Taxation

The Company will be taxed as a corporation for all U.S. federal and state tax laws. We believe that Holdings is properly treated as a partnership for federal income tax purposes. As a partnership, Holdings is not subject to U.S. federal income tax on its income. Instead, each of Holdings’ partners, including the Company, will be allocated, and may be required to pay tax with respect to, its share of Holdings’ income. As such, no provision for U.S. federal income taxes has been included for Holdings.

Principal Office; Website

Our principal executive office is located at 550 Reserve Street, Southlake, TX 76092. Our mailing address is P.O. Box 617, Roanoke, TX 76262. Our main telephone number is 469-694-2707. Our website address is www.victorybase.com. The information contained on our website is not part of or incorporated by reference in this report.

Our Business

General Overview

Our nation’s veterans and United States active duty military members willingly take an oath to defend our country at any cost. This act of selflessness often comes at great personal expense. Time away from home and family, as well as extended deployments to remote and dangerous areas of the world, are largely associated with military family sacrifice. However, often overlooked as a sacrifice, is the constant uprooting of military families to new duty locations based on the needs of the military. These regular moves, referred to as “Permanent Changes of Station” (PCS), may be one of the biggest financial sacrifices for our military members.

Home ownership is often regarded as the single largest investment in which an individual can build wealth. For U.S service members, however, the ability to earn value in home ownership is limited due to PCS orders that generally occur every three years. There is rarely enough time for a service member to realize material principal accumulation or home appreciation. Veterans Affairs loan fees, realtor fees, funding fees and all other fees associated with purchasing a home generally exceed any value appreciation that may have been enjoyed during such a short ownership period. Also, the potential of being forced to sell a home in a down market further increases the risk of home buying for a military member. In many cases, U.S. service members choose to live in substandard base housing or rent a home, completely eliminating the opportunity to gain value through home ownership.

For these reasons, we will seek to market our EquityBase Program as an alternative to home ownership or home rental models. Although, we will initially seek the military member as our primary target, our business model may be attractive to other populations who have difficulty finding affordable housing, have not accumulated enough savings for a down payment to purchase a home, or those required to move more frequently than the average homeowner. We are focused on developing new affordable housing and multi-family communities. Our acquisition plan will focus on new homes. Additionally, we can acquire previously owned homes, as well as multi-family units, and accomplish required renovations. By marketing our EquityBase Program, a customer who resides in a VictoryBase Property will have an opportunity to become a stockholder in the Company by entering into a subscription agreement with us. All investors share in the efficiency of our operations, and over time, may also share in the potential appreciation in value of the VictoryBase Properties.

Neither the Company nor Holdings are expected to directly own the VictoryBase Properties. We expect Holdings to acquire indirect ownership in a portion of the VictoryBase Properties by acquiring VB Property Companies over time (or having Holdings Tracking Units convert into Class A Units of Holdings) as outlined in this Annual Report. The Company will acquire additional units of Holdings over time as outlined in this Annual Report. Furthermore, your ability to participate in any appreciation of value of VictoryBase Properties is dependent upon the Company paying dividends, repurchasing your Shares, or providing investors with other liquidity options. We have no immediate plans to pay dividends, and we may never adopt a share repurchase program. The Shares are not currently listed on any stock exchanges or quoted on any quotation services, and we have no immediate plans to obtain such listing or quotation for our common stock.

To the extent Holdings acquires one or more of the VB Property Companies holding VictoryBase Properties under a Control Agreement, your interests in the Company may be diluted because the owner of such VB Property Companies (or the holder of Holdings Tracking Units tied to the value of such VB Property Companies) may be issued additional Class A Units of Holdings when the owner of such VB Property Companies contributes its ownership interests in such VB Property Companies to Holdings (or the holder of Holdings Tracking Units converts such units into Class A Units of Holdings). Such additional Class A Units of Holdings may then be exchanged for shares of our Class A Common Stock as described in this Annual Report.

Marketing Strategy

We are making the Shares available for our customers for purchase in an effort to instill an “ownership mindset” in our customers, though which we will seek to align the interests of our customers our investors. As part of this effort, we intend to use the following terms and concepts in connection with our operations:

●	Base Agreement is an agreement between one of our customers and a VB Property Company that allows the customer to reside in a VictoryBase Property.

●	Base Payment is a monthly payment made by our customers to occupy VictoryBase Properties under the terms of a Base Agreement.

●	Equity Agreement is a marketing term that we use to describe our subscription agreement.

●	Equity Payment is a marketing term that we use to describe payments made to purchase shares of our stock under a subscription agreement.

●	EquityBase Agreement is a marketing term that we use to describe two separate agreements as one defined term. The two separate agreements are the Base Agreement and the subscription agreement. Regardless of whether a VictoryBase Property resident elects to enter into a subscription agreement or an investor elects to enter into a Base Agreement, in neither case would there be any change to the rights, privileges, or responsibilities of the customer under the Base Agreement or the rights, privileges, or responsibilities of the investor under the subscription agreement. We plan to offer discounted Base Payments to EquityBase Investors that meet the criteria that we might establish from time to time. See “Potential Future Discount Program” under “Plan of Distribution” above.

●	EquityBase Investor is a marketing term that we use to describe a person that purchases shares of our stock and is also a customer of ours currently or previously residing in a VictoryBase Property. Regardless of whether a VictoryBase Property resident elects to enter into a subscription agreement or an investor elects to enter into a Base Agreement, in neither case would there be any change to the rights, privileges, or responsibilities of the customer under the Base Agreement or the rights, privileges, or responsibilities of the investor under the subscription agreement. We plan to offer discounted Base Payments to EquityBase Investors that meet the criteria that we might establish from time to time. See “Potential Future Discount Program” under “Plan of Distribution” above.

●	EquityBase Payment is a marketing term that we use to describe two separate payments made by an EquityBase Investor as one aggregate amount. The two separate monthly payments are the Base Payment payable under a Base Agreement, plus the Equity Payment payable under a subscription agreement. Regardless of whether a VictoryBase Property resident elects to enter into a subscription agreement or an investor elects to enter into a Base Agreement, in neither case would there be any change to the rights, privileges, or responsibilities of the customer under the Base Agreement or the rights, privileges, or responsibilities of the investor under the subscription agreement. We plan to offer discounted Base Payments to EquityBase Investors that meet the criteria that we might establish from time to time. See “Potential Future Discount Program” under “Plan of Distribution” above.

●	EquityBase Program is a marketing term we give to our program that allows a person to elect to both reside in VictoryBase Properties and invest in shares of our stock. Regardless of whether a VictoryBase Property resident elects to enter into a subscription agreement or an investor elects to enter into a Base Agreement, in neither case would there be any change to the rights, privileges, or responsibilities of the customer under the Base Agreement or the rights, privileges, or responsibilities of the investor under the subscription agreement. We plan to offer discounted Base Payments to EquityBase Investors that meet the criteria that we might establish from time to time. See “Potential Future Discount Program” under “Plan of Distribution” above.

By way of example, as part of our EquityBase Program, our customers would have an opportunity to become an investor and be labeled as an EquityBase Investors by agreeing to do both of the following:

(1)	occupy a VictoryBase Property by entering into (or having previously entered into) a Base Agreement and making monthly Base Payments; and

(2)	invest in shares of the Company by entering into a subscription agreement (which we may call an Equity Agreement) pursuant to which the investor would agree upfront to purchase a specified number of Shares each month by making monthly subscription payments.

●	Integrated Smart Home Technology or Smart Home Technology is a marketing term that we use to describe various levels of technology that will allow for us and/or our residents to monitor HVAC systems, provide security options, door lock options, or other technologies based on location and availability. Some of our homes may or may not have one or all of these types of systems.

●	Integrated Operating Platform is a marketing term that we use to describe a website or mobile application that includes technology allowing us and/or our residents to attempt to gain more efficiency in home operations or management.

●	VictoryBase Property is a residential real property, such as single-family homes, townhomes, multi-family units or other residential real property within our network available for potential occupancy by one of our customers.

●	Ownership Mindset or Ownership Mentality are marketing phrases we use to define the attitude or approach of an individual who takes responsibility for their home and feels a sense of ownership over their living situation and community.

●	Equity Ownership is a marketing term that we use to describe the ownership of shares in VictoryBase Corporation.

●	Traditional Home Ownership is a marketing term that we use to describe the practice of an individual or family owning a home and the land it is situated on, where they have exclusive rights to use, occupy, and modify the property as they see fit. The homeowner is responsible for maintaining the property and paying for expenses such as property taxes, utilities, and insurance. In most cases, the homeowner has taken out a mortgage to purchase the property and makes regular payments to the mortgage lender until the mortgage is paid off. The homeowner also has the ability to sell or transfer ownership of the property to another individual or entity. This type of home ownership is commonly practiced in many countries around the world and is often seen as a symbol of stability and financial security.

●	Pathway to Equity Ownership is a marketing phrase that we use to describe the ability for someone to become an equity owner in VictoryBase Corporation by purchasing shares of our Class A Common Stock through the Offering.

●	Invest in VictoryBase Equity is a marketing phrase that we use to define the act of investing money in the equity of VictoryBase Corporation by purchasing shares of our Class A Common Stock through the Offering.

●	The American Dream is a marketing phrase that we use to describe a belief that anyone, regardless of their background or social class, can achieve success and prosperity through hard work, education, and determination and is also closely associated with homeownership.

●	Build Equity is a marketing phrase that defines the process of a person increasing the amount of equity ownership they have over time by purchasing shares of Class A Common Stock in VictoryBase Corporation.

●	Build an Investment or Create an Investment are marketing phrases we use to define the act of investing money in shares of VictoryBase Corporation Class A Common Stock, with the goal of generating a return on the investment over time but also understanding that there is no guarantee of performance or return on their investment.

●	Own Corporate Equity is a marketing phrase we use to define the ownership of stock in VictoryBase Corporation, which represents a proportional ownership stake in VictoryBase Corporation.

●	Absentee Landlord is a marketing phrase we use to define a property owner who does not live on or near their property and manages the property from another location or hires a property manager or management company to handle the day-to-day operations.

●	Accidental Landlord is a marketing phrase we use to define a property owner who becomes a landlord by circumstance, often because they move to a different location or are unable to sell their property and choose to rent it out instead.

●	Resident Based Property Management is a marketing phrase we use to define a property management model where VictoryBase residents are responsible for managing many of the day-to-day operations of the property.

Target Resident

Service Members are Responsible, Disciplined and Accountable

We seek to initially focus business efforts in areas with a large military presence, with the U.S. service member as our primary target customer. We believe military members will see the potential appreciation in value in becoming an investor and a resident of VictoryBase Properties versus the traditional home rental or base housing option. Our target demographic within the military community is career-minded officers and senior enlisted non-commissioned officers. Such military members will likely have either a college degree and/or several years of professional military experience, we believe both of which require a high level of discipline and accountability. While all members of the military are required to maintain a standard of conduct while in uniform, career officers and senior enlisted non-commissioned officers are expected to maintain a high level of professionalism in the community while out of uniform as well.

We believe there is a natural and consequential level of accountability within the military. If a member of the armed forces were in financial trouble, threatening the ability to pay housing expenses, the chain of command (or Supervisor/Commander) is typically notified. The Commander has a responsibility to the service member to solicit help through professional financial counseling, and/or establishing a plan to help the service member regain control of their finances. Based upon our management’s observations, the military’s culture and system of including the chain of command’s involvement in a service member’s life, including financial matters outside of the military, is prevalent, commonplace, and generally reliable. Our executive team understands the U.S. Department of Defense policies and culture and expects that we can effectively engage military leadership to resolve issues before they become problematic.

Career service members tend to be good stewards of property and equipment due to their training within the service. We believe, service members’ ability to look after and care for a residential unit is far less complex than many of the tasks they have been professionally trained to do, thereby lowering the risk of misuse of the home’s structural features and appliances. Military members will be well equipped to share in the efficiency of operations.

Favorable Economics for Service Members

Service members receive a tax-free Basic Allowance for Housing (“BAH”) in addition to base military pay that is designed to cover housing expenses should a service member choose to live in off-base housing. This housing allowance is dependent on the rank of the service member, number of dependents, and zip code of the base at which they are stationed. BAH rates are updated yearly and based on the economics of off-base rentals in the community surrounding the base. We plan to target our residential units’ Base Payment on the applicable markets’ BAH. BAH rates also have a protection clause. If the annual change in housing allowance decreases while a service member is stationed at a particular duty station, they will receive the higher amount as long as they remain at that station. Therefore, despite any potential lowered BAH, existing Base Agreements with our customers, will not place downside market pressure on VictoryBase revenue as it relates to Base Agreement renewals. Conversely, if BAH rates increase, we will raise Base Payments in conjunction with the rising rents in the market.

We expect our service member customers will make Base Payments equal to approximately 22% to 32% of their household gross income, which is more favorable than a similar percentage of rent-to-gross income for civilians. This percentage difference likely exists because of lower healthcare costs and less student debt for military members. Because healthcare costs are considered a benefit of military service, most service members experience limited to no out-of-pocket healthcare expenses. Furthermore, most service members are not burdened with student debt due to various military programs designed to pay off existing loans or cover higher education costs. In addition to those benefits, access to base facilities, such as gymnasiums, commissaries, and entertainment facilities exist which further lower out-of-pocket expenses for service members and their families.

Market Selection for VictoryBase Properties

Our long-term strategy is to have a presence near many major military installations nationwide, creating a diversified network of residential units that service members can live in over the span of their predictably transient career with the Armed Forces. Furthermore, we will seek markets where the threat of Base Realignment and Closure (BRAC) is reasonably minimal including infrastructure-heavy locations that cannot be easily replaced, bases with large military operating areas and firing range facilities, bases that have already been realigned in the recent past (and therefore less likely to be closed in the near future), and those with strong geo-political connections to their surrounding markets.

A key tenet of our plan of creating an effective network of residential units is to provide VictoryBase Properties in locations along the predictable career paths for our military personnel, so they may continue to invest and live in VictoryBase Properties, regardless of where they are stationed. The major service branches of the Army, Navy, Air Force, Marines, and Coast Guard all have independent and joint military bases. Service members are generally stationed at each duty assignment for three years. Naturally, a career Army Soldier will predictably go from one Army base to another Army base, while an Airman will predictably go from one Air Force base to another Air Force base. Although there are exceptions, the vast majority of Permanent Changes of Station (PCS) follow a series of predictable paths. As such, the network of communities is most effective when it aligns with a specific branch that maps to the career path of the military member. Our foray into creating such a network will revolve around air bases, while our long-term strategy is to have a presence with each of the services and each career type.

Initially, we plan to invest near air bases for the following reasons:

●	There are many air bases that are in high population-growth areas in the country, such as San Antonio, Texas, the Florida panhandle, Denver, Colorado, and Colorado Spring, Colorado, among others that already provide for favorable residential real estate investment fundamentals;

●	Air Force, Navy and Marine pilot deployments are generally shorter than ground based Army units at 3-6 months as compared to the Army’s 12 month deployment. Because service members are protected by the Servicemembers Civil Relief Act, they have the right to terminate a residential lease if they receive military orders to deploy or move to a new base. We intend to honor the responsibilities of a landlord under the Servicemembers Civil Relief Act as if such agreements were leases. Shorter deployment timeframes naturally lead to fewer lease terminations, thus fewer Base Agreement terminations, as Airmen are more likely to retain the residential unit to return to after deployment. We believe Army soldiers, who deploy for longer periods of time, would have a higher tendency to terminate a Base Agreement;

●	Air bases tend to be infrastructure-heavy as they have specific requirements for airfields, hangars, equipment, airspace, etc. For this reason, we believe air bases are less likely to be moved or closed due to the cost of relocation;

●	We believe pilots and aircrew personnel are more likely to have a college degree or some college than any of the other branches; and

●	Military pilots receive extra financial incentives to fly for the military which increases their overall compensation. For example, under Marine Administrative Message (MARADMIN) 514/20, the US Marines offer up to $210,000 to pilots that commit to remain in the service for an additional 72 months. This provides additional compensation to the pilot of nearly $3,000 per month. Additionally, aircrew receive $1,800-$3,000 annually of Hazardous Duty Pay.

Operational Overview

VB Property Companies will enter into Base Agreements with our customers for the customer’s use of VictoryBase Properties. Holdings will have the right to elect to take operational control of VictoryBase Properties through Control Agreements. The Company will have the right to elect to take operational control of VictoryBase Properties from Holdings through Sub-Control Agreements. Our VictoryBase Properties are managed by Holdings through its management platform that consists of internal procedures and third-party vendors. Holdings may also engage external property management companies, which may be an affiliate of ours or a third-party management company. Our property manager may also elect to subcontract property management duties to one or more other external property management companies.

Marketing our “EquityBase Program” is the means by which our investors may purchase shares of the Company and thereby share indirectly in the potential growth in value of our portfolio of VictoryBase Properties. We plan to have the VB Property Companies collect Base Payments, while the operate VictoryBase Properties and establish a large-scale model for the investor to potentially gain value over time. We plan to have VB Property Companies enter into Base Agreements and have the Company accept subscription agreements.

We call the agreement between VB Property Company and our customers whereby our customers may occupy VictoryBase Properties the Base Agreement. The Base Agreement will include terms for our customers and their family to reside in the VictoryBase Property. The amount of the Base Payment for each home will vary based on the local real estate market for each home or multi-family unit, among other factors.

We believe our business model will establish us as a market leader for EquityBase Programs for the single-family home and multi-family housing industry that will provide investors the opportunity to gain value as corporate stockholders. We intend to create a geographically diversified portfolio of high-quality, single-family homes and multi-family units to establish “VictoryBase” and “EquityBase” into nationally recognized marketing brands. We believe the brands will be known for quality, value, customer satisfaction, investor value and will garner respect in our communities. Our investments may be made directly or through investment vehicles with third-party investors.

Through our relationship with VBRE, we are creating an integrated operating platform that consists of various off-the-shelf IT solutions for property management. We will use this platform, along with personnel who are dedicated to property management, acquisitions, development, marketing, leasing, financial and administrative functions. We are also developing an on-site management network using some of the customers within the communities we serve. We plan to appoint one or more of our customers as a representative for each of the communities.

During the acquisition process, through Holding’s issuance of Holdings Tracking Units and other means, third parties, such as VBRE, are expected to assume the risk of land acquisition, entitlement risk, development risk, construction risk, funding risks, occupancy risk (finding residents to sign Base Agreements), among many other risks associated with “stabilizing” a property until the applicable VictoryBase Properties ceased to be Value Add. We generally consider a group of properties as “stabilized” when such properties have achieved an occupancy rate of at least 80% for a period of not less than 90 days, and at least 80% of the properties in the development in which such properties are located are complete or the residential home is deemed sufficiently complete to the point where it can be used for its intended purpose. We generally consider a property to be Value Add when we believe such property has net operating income that we can improve over time by implementing efficient management procedures and/or capital improvement programs. Generally, we consider a VictoryBase Property to no longer be “Value Add” when the efficient management procedures and/or capital improvement programs have been implemented and the net operating income has increased and is stabilized. VB Property Companies may or may not enter into debt agreements and preferred equity agreements with lenders and investors. The terms of the preferred equity have not been negotiated, except with regard to NY1. The terms of the preferred equity of NY1 are summarized on page 6 of this Annual Report. Third parties, such as VBRE, will manage the capitalization of the VB Property Companies prior to Holdings determining if Holdings will require VBRE to contribute the VB Property Companies. The Control Agreement allows the Company and Holdings to have a pathway to avoid pre-stabilization risk by requiring VBRE to contribute the stabilized property to Holdings when such properties have ceased to be Value Add. Prior to requiring VBRE to contribute its ownership of VB Property Companies to Holdings, Holdings and the Company, in its capacity as manager of Holdings, shall conduct its due diligence on the property. The Company plans to evaluate the occupancy rate, military vs civilian occupancy ratio, terms of the short or permanent debt and other factors, including the terms of any preferred equity that would exit or remain in the deal.

We consider a group of VictoryBase Properties to be “stabilized” when such properties have achieved an occupancy rate of at least 80% for a period of not less than 90 days, and at least 80% of the properties in the development in which such properties are located are complete or the residential home is deemed sufficiently complete to the point where it can be used for its intended purpose. Holdings has exercised its option to cause VBRE to contribute its membership interests in SC1 into Holdings.

We consider a VictoryBase Property to be “Value Add” when we believe that such VictoryBase Property has net operating income that we can improve over time by implementing efficient management procedures and/or capital improvement programs. Generally, we consider a VictoryBase Property to no longer be “Value Add” when the efficient management procedures and/or capital improvement programs have been implemented and the net operating income has increased and is stabilized. After property stabilization and contribution, the operating expenses such as the costs of running and maintaining the VictoryBase Properties, including insurance premiums, management fees, legal fees, community utilities, property taxes, repair costs, and trash fees will be funded by the monthly Base Payments of our customers. A substantial portion of such Base Payments will be used by VB Property Companies to pay operating  expenses of the applicable VictoryBase Properties. Such Base Payments may be supplemented by monthly control fees paid by Holdings. Holdings will fund such control fees by monthly sub-control fees paid by the Company under the Sub-Control Agreements.

Beaufort, South Carolina

In January 2023, Holdings exercised its right under the Control Agreement among Holdings, VBRE, and SC1 to require VBRE to contribute all of the membership interests in SC1 to Holdings. In connection with such contribution, Holdings issued 715,065 Class A Units of Holdings to VBRE, and Holdings assumed approximately $7,900,000 of debt from SC1. Upon such contribution, the Control Agreement terminated by mutual agreement of the parties. SC1 holds 48 homes in a single community located in Beaufort County, South Carolina, all of which are VictoryBase Properties. We have implemented “Integrated Smart Home Technology” in our Beaufort, South Carolina VictoryBase Properties. This permits technology driven “self-guided” showings and one-on-one showings with current customers residing in VictoryBase Properties.

As of March 31, 2024, SC1 is a party to 46 active Base Agreements. The terms of these Base Agreements are generally 12 months. The Base Agreement payments range from approximately $2300 per month to $2450 per month. The average amount of the Base Payment in these Base Agreements is approximately $2,300 per month per home.

Sackets Harbor, New York

In October 2022, we formed NY1 as a subsidiary of Holdings. In February 2023, NY1 acquired 50 apartment homes in a single community in Sackets Harbor, New York, each of which is now a VictoryBase Property. The purchase price for such homes was approximately $7.9 million. To fund NY1’s acquisition of such 50 VictoryBase Properties, VBRE purchased 30,000 Class C Units of Holdings in exchange for $300,000. Next, Holdings contributed $300,000 into NY1. In exchange for the conveyance of the VictoryBase Properties in Sackets Harbor, New York to NY1, NY1 (i) paid the seller $5,900,000 in cash, and (ii) issued to the seller $2,000,000 preferred membership interests of NY1. NY1 borrowed approximately $5,900,000 from a local savings bank to fund the cash portion of this acquisition. This loan is guaranteed by VictoryBase Holdings and VBRE.  As of March 31, 2024, there are currently 49 active Base Agreements ranging from $1400 to $1650 per month with the average lease rate between those amounts. All residents are also now paying their monthly water bill of $75 per month, which was paid by the previous owner prior to VictoryBase’s acquisition. Most leases or Base Agreements are for 12 months with expiration throughout the year. In the future, we expect residents will enter into Base Agreements at a rate of $1400 to $1650.

Based upon financial information provided to the Company by the seller of the VictoryBase Properties acquired by NY1, historic and pro forma unaudited financial statements of such VictoryBase Properties are set forth beginning on page F-18 of this Annual Report.

VictoryBase Model Difference

Our business model is designed to allow for career military members (and other customers) to have the potential to indirectly share in a portion of the potential growth in the value of our portfolio of residential properties by being responsible stewards and holding every customer accountable.

The following factors distinguish our business model from traditional rental models:

●	Once complete, the property management platform being developed by VBRE, will guide our customers to execute the majority of move-in/move-out transactions on their own. This model is similar to short-term rental models, such as Airbnb, VRBO, etc., where a traveler can spend a short period of time in another owner’s house without ever having to personally interact with the owner except on a web or mobile platform. We will only be involved to verify the prospective Base Agreement, the Base Payment amount, other key terms, all of which is confirmed remotely and signed electronically on our website or through our mobile application;

●	We permit our customers (and other investors) to purchase shares of the Company’s Class A Common Stock. Because our customers may also be investors, we believe this will serve as an additional incentive to enhance the likelihood of a smooth transaction; and

●	To establish our maintenance model, we will receive comprehensive warranty programs from our builder partners, as well as establish contractual relationships with third party service providers to perform the day-to-day maintenance needs of the homes in our communities. Using our website or mobile application, our customers will communicate maintenance needs at their home via photo upload and/or written description. Pre-arranged third-party contractors will receive that information and schedule servicing directly with the customer.

Property Management Platform

Resident-Based Property Management

Our customers are guided through the process to perform basic level property management tasks that would normally be done by a property management employee. We call this resident-based property management. Every month they self-report the completion of the scheduled tasks through our mobile app. This strategy benefits from the capable and well-trained members of the armed forces caring for the home in which they live. Our customers will complete tasks around the home and answer questions about their occupancy such as “Have you received orders to change duty stations?”

We plan to ask our customers to be responsible for the following basic management tasks:

●	Landscaping tasks such as lawn mowing and trimming shrubs;

●	Basic preventative maintenance like changing filters, replacing fire detector batteries, etc.;

●	Resident turnover functions such as self-cleaning and simple repairs

 Non-Correlated to the Regular Market Forces

Our niche model of providing homes primarily for military service members grants investors exposure to residential investment property indirectly supported by the United States federal government, which is required to maintain military forces. For instance, during a recession, a service member is less likely than a civilian counterpart to lose employment because the Department of Defense does not generally draw down the number of people in the Armed Forces during such times. As such, this stable level of employment for military members, which the civilian population may not enjoy, reduces our risk of non-payment. Military members will likely have greater job security regardless of economic conditions. Additionally, during poor economic times, the BAH rate generally increases and therefore increases the revenue we collect through the Base Agreements.

Flexibility of Asset Sales and Recapitalization

We are planning to develop most of our communities in separate but contiguous parcels to provide maximum flexibility within our assets during the tenure of ownership. By structuring our communities this way, we can continue to hold them and recapitalize them in conjunction with market dynamics, sell the homes individually to homebuyers, or sell the communities we build to investors in part or in whole. We can also acquire homes in a noncontiguous area based on current economics of a particular market.

Our Business and Growth Strategies

We are seeking to market our EquityBase Program as an alternative to home ownership or home rental models. The marketing for the EquityBase Program focuses on encouraging our customers to become investors and thus be stockholders in the Company by entering into subscription agreements. The investor then shares in the efficiency of operations and, over time, the potential appreciation in value of the VictoryBase Properties. We anticipate encouraging our customers to invest at least $100 per month in the Offering.

We believe we can achieve this objective with the following strategies:

●	Secure early-mover advantage and position us as a dominant EquityBase Program provider of VictoryBase Properties.

Historically, the majority of the single-family home rental market has been fragmented, comprised primarily of private and individual property investors in local markets. While some of the owners offered rent to own options, the ability to own an entire portfolio has not been common. Prior to the 2008 housing crisis, there were few large-scale, national market owners/operators primarily due to the challenge of efficiently scaling the acquisition and management of many individual homes and none of these, to our knowledge, have an extensive ownership pathway. With an opportunity to acquire homes at attractive prices, we intend to leverage and market the EquityBase Program model to rapidly build an institutional quality, professionally managed business. We believe that being one of the first in our industry to offer the VictoryBase Properties on a large scale will provide us the “early-mover” advantage to continue aggregating a large, geographically diversified portfolio of high-quality VictoryBase Properties at prices that provide attractive potential yields and capital appreciation.

●	Employ a disciplined property acquisition process.

We are focused on acquiring VictoryBase Properties with a number of key property characteristics, including: (i) locations close to major military instillations; (ii) locations that provide quality school and educational opportunities for the our customers’ entire family; (iii) quality that exceeds current on-base housing options; (iv) affordable housing options that align with the government’s Basic Allowance for Housing (“BAH”) that is provided to U.S. service members; and (v) homes in “secondary” markets that meet the criteria outlined in (ii) and (iii) above and are located in growing communities with a perceived demand for our customers to also be investors in the Company. We plan to target areas with large military populations, well-regarded school districts (or school choice) and access to desirable lifestyle activities and amenities. We believe that homes in these areas will attract customers that desire ownership pathways while retaining the ability to have low down payments and the ability to easily transfer to new locations. We plan to target areas where the military members move frequently and provide them with the option to move from one VictoryBase Property to another VictoryBase Property. We may alter the criteria above if we believe the acquisitions or alteration will benefit us. We will continue to refine our process to build and acquire high quality single-family homes and multi-family units.

●	Assemble a geographically diversified portfolio.

We plan to monitor and manage the diversification of our VictoryBase Properties in order to minimize risks associated with adverse developments affecting a particular market. We currently are focusing on acquiring single-family homes in selected sub-markets of metropolitan statistical areas within the United States, with an emphasis on achieving critical mass within each target markets near military instillations. We plan to continually evaluate potential new markets where we may invest and establish operations as opportunities emerge. We plan to select our markets based on a large military population, anticipated population growth and strong demand, providing for attractive potential yields and capital appreciation. In addition, if we are unable to gain desired critical mass within a market to operate efficiently, then we may pursue ways to exit those markets in a manner designed to maximize stockholder value.

●	Efficiently manage and operate properties.

We plan to encourage our customers to become investors because investors will be aligned with our goals to efficiently operate VictoryBase Properties. The lower our operating costs are, the more long-term value the investors will realize. We intend to (i) minimize home maintenance costs by requiring the home builder to provide warranties on the homes, where possible, and requiring our customers to perform routine preventive maintenance tasks, (ii) reduce labor costs associated with property management by electing our customers as on-site property management, and (iii) reduce realtor fees and other fees associated with turnover by requiring our customers to list, show, and ensure the transition from one of our customers to another is seamless. In addition to increased efficiency at the VictoryBase Properties, our corporate level management can centralize many functions, including management, accounting, legal, marketing and other services. These centralized services allow us to provide all markets with the benefits of these functions without the burden of those costs separately in every market. We also plan, in conjunction with our property management company, to seek to negotiate favorable terms on services and products with many of our contractors and vendors, including national contractors and vendors. Additionally, we may be able to negotiate reduced property taxes for homes occupied by active service members and service-disabled veterans. We believe our investments in technology to manage the properties will lead to efficiently managing a large number of relatively low-cost properties. Having our customers participate in managing the VictoryBase Properties will provide efficiency at each home and we will realize additional efficiency with significant economies of scale and standardize brand consistency.

●	Establish a nationally recognized brand.

Our goal is to be the first company that comes to mind when a person wants the flexibly of a rental home with the ability to participate in a portion of the value of home ownership. To our knowledge, there is no other option that is nationally marketed that offers the value and flexibility we plan to establish by marketing the EquityBase Program. We strive to establish “VictoryBase” and “EquityBase” as nationally recognized brands. We believe that establishing a brand well-known for quality, value and our customer satisfaction will help attract and retain customers with superior interest in creating more value for the entire EquityBase Program. We believe that creating brand awareness will facilitate the growth and success of our company.

●	Optimize capital structure.

We may use leverage to increase potential returns to our stockholders. Additionally, we may have the opportunity to issue and sell fair yield producing preferred membership interests of our VB Property Companies which might provide an attractive source of equity capital. We may also obtain capital through the use of unsecured credit facilities, the issuance of unsecured senior notes, and through asset-backed transactions. We may also participate in investment vehicles with third-party investors as an alternative source of equity to grow our business.

Our Business Activities

●       Property Acquisition. We are refining our acquisition processes to deploy capital across acquisition channels and in multiple markets. Our acquisition process begins with an analysis of housing markets. We intend to select target markets based on a large military population, anticipated population growth, and strong demand, providing for attractive potential yields and capital appreciation. If we are unable to gain desired critical mass within a market to operate efficiently, then we may pursue ways to exit those markets in a manner designed to maximize stockholder value. We anticipate that most of our acquisitions will be made in a manner similar to our acquisition of the VictoryBase Properties held by NY1. Specifically, for each acquisition, Holdings is expected to form new VB Property Company that is expected to purchase properties or contract to acquire future VictoryBase Properties. Holdings is expected to issue Holdings Tracking Units to one or more investors who will contribute funds to Holdings. Holdings is then expected to contribute such funds to the newly created VB Property Company to finance part or all of the acquisition. The applicable Holdings Tracking Units are later expected to be convert into Class A Units of Holdings after the applicable VictoryBase Property have ceased to be Value Add. We plan to target a variety of acquisition channels, including broker sales and portfolio (bulk) sales, acquire “built for rent” properties through third party developers and develop properties through its internal construction teaming program.

●      Property Management. In collaboration, we plan to develop an extensive property management infrastructure, with modern systems, dedicated personnel, and local customers performing management functions.

●      Marketing and Base Agreements. We will establish Base Payment rates, marketing and signing of the Base Agreements (including screening prospective customers) and collecting and processing Base Payments. We will establish Base Payment rates centrally, using data-driven pricing models, supported by analysis from the local staff and BAH rates for each market. We plan to consider the following factors in establishing the Base Payment rates: (i) a competitive analysis of market rents, (ii) the size and age of the house, (iii) qualitative factors, such as neighborhood characteristics and access to quality schools, transportation and services, and (iv) whether or not the customer is or will become an EquityBase Investor. Because we expect customers who are also stockholder to be better stewards of VictoryBase Properties and therefore lower our operating costs, we plan to offer lower Base Payment rates for EquityBase Investors that meet the criteria that we might establish from time to time. See “Potential Future Discount Program” under “Plan of Distribution” above. We expect to advertise the available properties through multiple channels, including our website, online marketplaces, government housing offices, direct advertising to military members and other methods. We intend to show the VictoryBase Properties using technology driven “self-guided” showings and one-on-one showings with the current customer that is residing in the VictoryBase Property. We plan to permit prospective customers to submit an application through our website or mobile app. We plan to evaluate prospective customers in a standardized manner. Our application and evaluation process may include obtaining appropriate identification, their military record and rank (if applicable), an evaluation of credit and household income, a review of the applicant’s rental history, a review of the applicants Base Payment history, and a background check for criminal activity, among other possible screening criteria. We intend to create a ranking system based on the customer’s performance while residing in current and previous VictoryBase Properties. Although we plan to generally require a minimum household credit score and income to Base Payment ratio, we may take other factors into consideration during the evaluation process, including an emphasis on Base Payment history and previous ratings in other VictoryBase Properties. We plan to collect all of the Base Payments electronically via military allotments, Automated Clearing House transfer or direct debit to the customers’ checking account via a secure portal on our website or our mobile app. An auto-pay feature will be offered to facilitate Base Payments. Customers who do not pay the Base Payments by the late payment date (typically within five calendar days of the due date) will receive notification and are assessed a late fee. If the customer is a U.S. service member, our staff may coordinate with the U.S. service members Commanding Officer to arrange payment. Eviction will generally be a last resort, and the eviction process will be managed in compliance with local and state regulations. The eviction process will be documented through a property management system with all correspondence and documentation stored electronically.

●       Property Maintenance and Property Warranty. We will seek to negotiate extended warranty terms on newly constructed VictoryBase Properties. We expect such warranties will cover 100% of the home warranty and maintenance items for a minimum of the first year. Negotiations among us, VBRE and the home builder may establish warranty items beyond one year. Preventative maintenance is to be performed by our customers occupying the property.. Examples of preventative maintenance include changing air filters and replacing smoke detector batteries. Reactive maintenance problems will be submitted to the corporate maintenance reporting platform, telephone or email. We will offer a 24/7 emergency line to handle after hours issues.

●       Information Technology Systems. We believe that effective information technology systems are essential components of our process. VBRE is making significant investments in our information technology systems. The systems will be designed to be scalable to accommodate continued growth. Our website will be fully integrated into our customer accounting and VictoryBase Property residence system. From the website, which will be accessible from mobile devices, and our mobile app, our prospective customers can browse properties, request additional information, and schedule a showing. We will engage a search engine optimization firm to seek to ensure we place high in search engine lists and will continue to monitor our placement on search engines. In addition, sponsored key words can be purchased in selected markets as needed.

●       Risk Management. We face various forms of risk in our business ranging from broad economic, housing market and interest rate risks, to more specific factors, such as credit risk related to our customers, base closures, acts of God and war, including without limitation those risk factors identified in our Offering Circular on Form 1-A. We believe that the systems and processes developed by our executive team allow us to monitor, manage and ultimately navigate these risks.

●       Insurance. We plan to maintain property, liability and corporate level insurance coverage related to our business, including crime and fidelity, property management errors and omissions, trustees’ and officers’ errors and omissions, cyber liability, employment practice liability and workers’ compensation. We believe the policy specifications and insured limits under our insurance program will be appropriate and adequate for our business and properties given the relative risk of loss, the cost of the coverage and industry practice.

●       Competition. We face competition from different sources in each of our two primary activities: acquiring properties and securing customers that will live in our homes. Our primary competitors in acquiring portfolios include large and small private equity investors, public and private REITs, and other sizeable private institutional investors. These same competitors may also compete with us for customers. Competition may increase the prices for properties that we would like to purchase, reduce the amount of the Base Payment we may charge at our properties, reduce the occupancy of our portfolio and adversely impact our ability to achieve attractive yields. However, we believe that our acquisition platform, our property management infrastructure, and market knowledge in military markets that meet our selection criteria provide us with competitive advantages.

●       Regulation. VictoryBase Properties are subject to various covenants, laws and ordinances, and certain of our properties are also subject to the rules of the various homeowners’ associations where such properties are located. We believe that we will be in material compliance with such covenants, laws, ordinances and rules, and we also require that our customers agree to comply with such covenants, laws, ordinances and rules in their Base Agreement with us.

●       Fair Housing Act. The Fair Housing Act (“FHA”) and its state law counterparts, and the regulations promulgated by the U.S. Department of Housing and Urban Development (“HUD”) and various state agencies, prohibit discrimination in housing on the basis of race or color, national origin, religion, sex, familial status (including children under the age of 18 living with parents or legal custodians, pregnant women and people securing custody of children under the age of 18), handicap or, in some states, financial capability. We believe that our properties are in substantial compliance with the FHA and other regulations.

●       Environmental Matters. As a current or prior owner of real estate, we are subject to various federal, state and local environmental laws, regulations and ordinances, and we could be liable to third parties as a result of environmental contamination or noncompliance at our properties, even if we no longer own such properties. See “Risk Factors—Risks Related to Our Business” Environmentally hazardous conditions may adversely affect our financial condition, cash flows and operating results.

Rights to Exchange Class A Units of Holdings for our Class A Common Stock

Each holder of Class A Units of Holdings, from time to time, may exchange all or a portion of its Class A Units in Holdings for newly issued shares of Class A Common Stock of the Company on a basis such that the indirect ownership of Holdings represented by such newly issued Class A common stock is equal to the reduction in direct percentage ownership of Holdings represented by the exchanged Class A Units. In addition, the holder of Class C Units of Holdings has the right to convert such Class C Units into Class A Units under certain circumstances. Such Class A Units will likewise be exchangeable for Class A Common Stock of the Company.

Tax Receivable Agreement

Holdings will make the election under Internal Revenue Code Section 754 which will result in a special tax basis adjustment when Class A Units of Holdings are exchanged for shares of Class A Common Stock of the Company in a taxable transaction. The Company and VBRE have entered into a tax receivable agreement which will require us to pay to VBRE 85% of any tax benefits resulting from the Code Section 754 tax basis adjustment when and as realized by us. Future holders of Class A Units of Holdings may join the tax receivables agreement.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Additional Company Matters

We have not filed for bankruptcy protection nor have we ever been involved in receivership or similar proceedings.

Legal Proceedings

We are not presently involved in any other legal proceedings material to our business or financial condition. We do not anticipate any material reclassification, merger, consolidation in the next 12 months. We expect to purchase or otherwise acquire a significant amount of assets outside of the ordinary course of business, specifically, additional VictoryBase Properties and/or VB Property Companies that will own VictoryBase Properties, in the next 12 months.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular on Form 1-A.

Results of Operations; Liquidity and Capital Resources

The bulk of our activities from our inception on August 13, 2020, until June 1, 2021, related to the acquisition of VictoryBase Properties and the development, management, and promotion of the EquityBase Program. On June 1, 2021, we entered into a Control Agreement among Holdings, SC1 and VBRE, pursuant to which VBRE granted Holdings control of certain properties owned by SC1 in South Carolina. On January 1, 2023, we exercised our right under the Control Agreement to cause VBRE to contribute all of its membership interests in SC1 into Holdings, thereby giving us indirect equity interests in 48 VictoryBase Properties in Beaufort, South Carolina. In February 2023, NY1 acquired 50 VictoryBase Properties in Sackets Harbor, New York. We have limited liquidity and capital resources, and we will require additional funding, including funding from the Offering, in order to implement our business plan.

In line with our business operations outlined above, VictoryBase Corporation will purchase units of VictoryBase Holdings which will indirectly expose stockholders to the revenues, expenses, and capital appreciation of VictoryBase Holdings subsidiaries.  These subsidiaries have unique revenue, expense, and appreciation projections.  SC1 currently generates approximately $1,300,000 in annual revenue, with approximately $465,000 in expenses.  NY1 is projected to have approximately $865,000 in revenue and $315,000 in expenses annually.

VictoryBase Corporation cash in hand is approximately $10,964, as of March 31, 2024. Over the preceding three months, VictoryBase Corporation has had approximately $17,500 of expenses from professional fees.

Plan of Operations

The Company only recently begun receiving revenue from operations. To date, VBRE and/or its affiliates have advanced funds to assist the Company with our startup expenses. We anticipate that VBRE and/or its affiliates will continue to advance funds to the Company to meet our cash requirements in the short term. We anticipate using proceeds of the Offering to repay such advances and meet our operational cash requirements over the next twelve months. We expect the Company’s cash needs to be relatively modest because our corporate structure described above allows much of the risk associated with acquiring and developing properties to be borne by VBRE and other third parties expected to purchase Holdings Tracking Units. The Company’s cash needs relate primarily to legal and accounting expenses and making monthly payments to Holdings under the Sub-Control Agreement described below. The Company will not incur monthly expenses under the Sub-Control Agreement unless and until it is ready to accept residents in the applicable VictoryBase Properties.

Most of the operational expenses of our enterprise as a whole, such as general and administrative expenses and expenses of operating the VictoryBase Properties, will be borne by Holdings and the VB Property Companies. As with the Company, we anticipate that over the short term VBRE and/or one of its affiliates will advance funds necessary to meet Holdings’ short term cash requirements. We anticipate that the Company will contribute a portion of the proceeds of the Offering to repay such advances and meet Holdings’ operational cash requirements over the next twelve months. Holdings will not incur monthly expenses under the Control Agreement unless and until the Company is ready to accept residents in the applicable VictoryBase Properties. VBRE plans to acquire and develop the VictoryBase Properties. And we may acquire VictoryBase Properties from sources other than VBRE.

Item 3. DIRECTORS AND OFFICERS

As of April 23, 2024, we had no full-time employees who were not executive officers of the Company.

Our directors and executive officers as of April 23, 2024 are as follows:

Name	Position	Age	Term of Office	Approximate hours per week for part- time employees
Thomas Paquin	Chief Executive Officer, President, Secretary and Director	52	Since formation on August 13, 2020	N/A
John Sharkey	Chief Operating Officer	42	March 1, 2021	N/A

Name and Title(s) of each Director and Executive Officer

Thomas Paquin is our founder, Chief Executive Officer, President, Secretary and director. During the past five (5) years, Mr. Paquin has been the CEO of VictoryBase Corporation; President of VictoryBase RE, LLC; President and Managing Member of Victory Diesel, LLC, and its subsidiaries; and the Managing Member of Victory Aviation, LLC. Prior to his business career, Tom served as a US Marine Corps F/A-18 pilot and participated in combat operations around the world.

John Sharkey has been our Chief Operating Officer since March, 2021. From November 2019 through March, 2021, he was our Vice President of Operations and Vice President of VictoryBase RE, LLC. From 2016 through January 2020, Mr. Sharkey served as the Vice President of Operations for Devonwood Investors LLC, a private equity real estate developer focused on large-scale, mixed use projects in urban markets. Mr. Sharkey’s responsibilities at Devonwood Investors included financial analysis, due diligence, capital raising, and coordination of pre-development activities. Prior to joining Devonwood Investors, Mr. Sharkey represented institutional investors, family offices, and private capital real estate owners at CBRE. John Sharkey spent seven years as a US Army Aviation Office and Blackhawk helicopter pilot. He is a West Point graduate with an MBA from Cornell University.

Involvement in Certain Legal Proceedings

No executive officer, director, or significant employee or control person of our Company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past 10 years.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

The following table sets forth a summary of the annual compensation paid to the Company’s executive officers during 2022:

Name and Title	Cash Compensation	Other Compensation	Total Compensation
Thomas Paquin	$0 (1)	$0	$0
John Sharkey	$0 (1)	$0	$0

(1)	Although neither Mr. Paquin nor Mr. Sharkey has received any compensation from us as of the date of this Annual Report, it is anticipated that Mr. Paquin and Mr. Sharkey will each be paid an annual salary of $500,000 per year once we determine that our financial position permits the payment of such compensation. Such salary does not accrue.

Employment Agreements

We do not have any employment agreements at this time.

Stock Incentive Plan

We currently have no stock incentive plan. In the future, we may establish a management stock incentive plan pursuant to which stock options and awards may be authorized and granted to our directors, executive officers, employees and key employees or consultants. Details of such a plan, should one be established, have not been decided yet. Stock options or a significant equity ownership position in us may be utilized by us in the future to attract one or more new key senior executives to manage and facilitate our growth.

Board of Directors

Our board of directors currently consists of one director. None of our directors is “independent” as defined in Rule 4200 of FINRA’s listing standards. We may appoint additional independent directors to our board of directors in the future, particularly to serve on committees should they be established.

Committees of the Board of Directors

We may establish an audit committee, compensation committee, a nominating and governance committee and other committees to our Board of Directors in the future but have not done so as of the date of this Annual Report. Until such committees are established, matters that would otherwise be addressed by such committees will be acted upon by the Board of Directors.

Director Compensation

We currently do not pay our directors any compensation for their services as board members, with the exception of reimbursing and board related expenses. In the future, we may compensate directors, particularly those who are not also employees and who act as independent board members, on either a per meeting or fixed compensation basis.

Limitation of Liability and Indemnification of Officers and Directors

Our bylaws limit the liability of our directors and officers to the maximum extent permitted by Delaware law. Our bylaws state that we shall indemnify and hold harmless each person who was or is a party or is threatened to be made a party to, or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or an officer of the Company or such director or officer is or was serving at our request as a director, officer, partner, member, manager, trustee, employee or agent of another company or of a partnership, limited liability company, joint venture, trust or other enterprise.

We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. We also may secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

We have also entered into separate indemnification agreements with our directors and officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or officers, or rendering services at our request, to any of its subsidiaries or any other company or enterprise. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

For additional information on indemnification and limitations on liability of our directors and officers, please review our bylaws and our form of indemnification agreement, each of which are attached to this Annual Report.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of April 23, 2024. None of our officers or directors are selling stock in the Offering.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to Shares of our stock. This information does not necessarily indicate beneficial ownership for any other purpose.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over their shares of our common stock. Percentage of beneficial ownership before the Offering is based on (i) 32,760 Shares of our Class A common stock outstanding, and (ii) 1,000,000 shares of Class B Common Stock outstanding, in each case as of April 23, 2023.

Name and Position	Shares Beneficially Owned Prior to and After Offering	Percent of Class Prior to Offering

VictoryBase RE, LLC (1)	25,000 shares of Class A Common Stock; and	76.31%
	1,000,000 shares of Class B Common Stock	100%
VictoryBase Corporation	7,760 shares of Class A Common Stock;	23.69%
TOTAL	25,000 shares of Class A Common Stock; and	100%
	1,000,000 shares of Class B Common Stock	100%

(1)	Thomas Paquin, our founder, Chief Executive Officer, President, Secretary and director is the trustee of the sole owner of VBRE and the sole manager of VBRE. Mr. Paquin may be deemed to be the beneficial owner of the shares held by VBRE by virtue of his position as the trustee of The Tom Paquin Irrevocable Trust, the sole owner of VBRE and the manager of VBRE.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As noted elsewhere in this Annual Report, our management has direct or indirect interests in a number of our subsidiaries, affiliates, and parties with whom we currently have contractual relationships and/or expect to have contractual relationships in the future, including without limitation the following:

●	Thomas Paquin, our founder, Chief Executive Officer, President, Secretary and director is the trustee of The Tom Paquin Irrevocable Trust, currently the sole owner of VBRE, and is the manager of VBRE. VBRE has a number of contractual relationships with us as described elsewhere in this Annual Report and as set forth below in this section.

●	VBRE owns 25,000 shares of our Class A Common Stock and 1,000,000 shares of our Class B Common Stock.

●	VBRE is the sole holder of Class A Units of Holdings.

●	The Company or the applicable VB Property Companies may enter into a property management agreement with an affiliate of ours to pay for property management services at arms-length terms.

●	The VB Property Companies may relinquish operational control of the VictoryBase Properties to Holdings. Likewise, Holdings may relinquish operational control of the VictoryBase Properties to the Company.

●	It is anticipated that from time to time VBRE and/or one or more of its subsidiaries or affiliates will contribute to Holdings residential real property, contractual rights to acquire real property, and/or entities holding such properties or contractual rights. Such contributions will be valued at their fair market value as determined by (or based upon a valuation method established by) us and VBRE at the time of such contribution. Such valuation may be greater than VBRE’s out-of-pocket costs to acquire such properties, contractual rights, and/or entities. We plan to value our assets (other than liquid non-real estate assets and securities, including cash and cash equivalents, or “liquid assets”) at their cost for approximately the first six months following acquisition. After the first six months from acquisition, we plan to value such assets using information believed by us to be accurate and appropriate. There is no industry standard valuation method, making it possible for other analysts to arrive at different valuations. Our valuation methodology will not audited and may not reflect our fair market value if we were to list our common stock (or other assets) on a national exchange (or similar trading platform). Our asset valuations and calculations are subject to good faith assumptions and estimates determined by our management. As a result, our asset valuations may not accurately reflect the price we would achieve by liquidating our entire portfolio.

●	Under the terms of the Company’s certificate of incorporation and Holdings’ limited liability company agreement, VBRE has the right to exchange its Class A Units of Holdings for shares of Class A Common Stock of the Company. Copies of our certificate of incorporation and Holdings’ limited liability company agreement are attached as exhibits to this Annual Report.

●	The Company and VBRE have entered into a tax receivable agreement pursuant to which if the Company enjoys a tax benefit as a result of VBRE’s exchange of Class A Units of Holdings for shares of Class A Common Stock of the Company, then the Company will share 85% of the amount of such tax benefit with VBRE (and other future owners of Class A Units of Holdings).

●	The Company has agreed to enter into indemnification agreements with each of our directors. Currently, Thomas Paquin is our only director. A copy of the form of indemnification agreement is attached as an exhibit to this Annual Report.

●	VBRE and its subsidiaries and affiliates may be involved in, and may be compensated for, their participation in the acquisition, financing, and management of VictoryBase Properties and VB Property Companies in number of different ways, including ownership of common or preferred equity of the Company or VB Property Companies and their respective subsidiaries or affiliates, including without limitation, (i) ownership of common or preferred equity, or debt instruments, and (ii) earning financing fees, acquisition fees, asset management fees, project management fees, and other fees, in each case we plan to seek to ensure that any such transactions or fees are customary or otherwise fair and reasonable and no more favorable to VBRE and its subsidiaries and affiliates as would be paid in an arms-length, third-party transaction.

Item 7 - FINANCIAL STATEMENTS

Combined Financial Statements and Report of Independent Certified Public Accountants and Supplementary Information

VictoryBase Corporation and Affiliates

December 31, 2023 and 2022

VictoryBase Corporation and

Combined Affiliate and Subsidiaries

Combined and Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

VictoryBase Corporation and Combined Affiliate and Subsidiaries

Tabel of Contents

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholder of

VictoryBase Corporation and Combined Affiliate and Subsidiaries

Opinion

We have audited the accompanying combined and consolidated financial statements of VictoryBase Corporation and Combined Affiliate and Subsidiaries (the “Company”), which comprise the combined and consolidated balance sheets as of December 31, 2023 and 2022, and the related combined and consolidated statements of operations, equity, and cash flows for the years then ended, and the related notes to the combined and consolidated financial statements.

In our opinion, the combined and consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Combined and Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Combined and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the combined and consolidated financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined and consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the combined and consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the combined and consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Combined and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the combined and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the combined and consolidated financial statements.

McNAMARA and ASSOCIATES, PLLC CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

also d/b/a ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053

JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053

ORLANDO:  1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053

SOUTH FLORIDA:  2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053

www.assurancedimensions.com

F-1

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the combined and consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the combined and consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the combined and consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the combined and consolidated financial statements as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the combined and consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the combined and consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the combined and consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the combined and consolidated financial statements or to the combined and consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the combined and consolidated financial statements as a whole.

Other Matter

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Tampa, Florida

April 22, 2024

McNAMARA and ASSOCIATES, PLLC CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

also d/b/a ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053

JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053

ORLANDO:  1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053

SOUTH FLORIDA:  2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053

www.assurancedimensions.com

F-2

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Combined and Consolidated Balance Sheets
As of December 31, 2023 and 2022

Assets	2023	2022
Current assets
Cash	$481,405	$742,136
Accounts receivable	13,804	5,430
Escrow deposits	102,050	-
Prepaid expenses	39,633	-
Prepaid offering costs	446,475	263,496
Due from related party	3,597	-
Total current assets	1,086,964	1,011,062

Property and equipment, net	17,887,850	10,613,849
Total assets	$18,974,814	$11,624,911

Liabilities and Equity
Current liabilities
Accounts payable and accrued expenses	$137,582	$196,114
Notes payable, current portion	126,612	17,345
Due to related party	887,248	495,860
Security deposits payable	176,096	101,696
Deferred revenue	24,928	12,281
Total current liabilities	1,352,466	823,296

Notes payable, less current portion and unamortized debt issuance costs	14,973,436	7,832,655
Mandatorily redeemable preferred membership interest	2,033,561	-
Total liabilities	18,359,463	8,655,951

Equity

Stockholders' Deficit
Class A common stock, 10,000,000 authorized; issued and outstanding 25,170 and 25,000 as of December 31, 2023 and 2022, respectively	25	25
Class B common stock, 1,000,000 authorized; 1,000,000 issued and outstanding as of December 31, 2023 and 2022, respectively	1,000	1,000
Additional paid in capital	2,375	975
Accumulated deficit	(257,712)	(211,939)
Total stockholders' deficit	(254,312)	(209,939)
Members' equity
Members' equity	975,286	3,178,899
Noncontrolling interest	(105,623)	-
Total members' equity VictoryBase Holdings LLC	869,663	3,178,899

Total equity	615,351	2,968,960

Total liabilities and equity	$18,974,814	$11,624,911

The accompanying notes are an integral part of these combined and consolidated financial statements.

F-3

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Combined and Consolidated Statements of Operations
For the Years Ended December 31, 2023 and 2022

	2023	2022

Revenues	$1,965,029	$1,057,451

Operating expense
Property maintenance expense	151,596	53,085
Property tax expense	190,987	108,161
General and administrative	374,173	142,103
Depreciation expense	1,007,008	532,817
Total operating expenses	1,723,764	836,166

Operating income	241,265	221,285

Other income (expense):
Interest income	181	-
Interest expense	(898,718)	(391,140)
Interest expense preferred return	(133,561)	-
Total other expense, net	(1,032,098)	(391,140)

Net loss before income taxes and noncontolling interest	(790,833)	(169,855)

Income tax expense	-	-

Net loss before noncontrolling interest	(790,833)	(169,855)

Net loss attributed to noncontrolling interest	105,623	-

Net loss attributable to the combined and consolidated entity	$(685,210)	$(169,855)

The accompanying notes are an integral part of these combined and consolidated financial statements.

F-4

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Combined and Consolidated Statements of Equity
For the Years Ended December 31, 2023 and 2022

	Stockholders' Deficit
	Class A Common Stock	Class A Common Stock Par $.001	Class B Common Stock	Class B Common Stock Par $.001	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit	Members' Equity	Noncontolling Interest	Total Equity
Balance, December 31, 2021	25,000	$25	1,000,000	$1,000	$975	$(208,232)	$(206,232)	$3,672,575	$-	$3,466,343
Member distributions	-	-	-	-	-	-	-	(327,528)	-	(327,528)
Net loss	-	-	-	-	-	(3,707)	(3,707)	(166,148)	-	(169,855)
Balance, December 31, 2022	25,000	25	1,000,000	1,000	975	(211,939)	(209,939)	3,178,899	-	2,968,960
Sale of Class A common stock for cash	170	-	-	-	1,400	-	1,400	-	-	1,400
Member contribution	-	-	-	-	-	-	-	300,000	-	300,000
Member distributions	-	-	-	-	-	-	-	(419,137)	-	(419,137)
Repurchase of member units	-	-	-	-	-	-	-	(1,445,039)	-	(1,445,039)
Net loss	-	-	-	-	-	(45,773)	(45,773)	(639,437)	(105,623)	(790,833)
Balance, December 31, 2023	$25,170	$25	1,000,000	$1,000	$2,375	$(257,712)	$(254,312)	$975,286	$(105,623)	$615,351

The accompanying notes are an integral part of these combined and consolidated financial statements.

F-5

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Combined and Consolidated Statements of Cash Flows
For the Years Ended December 31, 2023 and 2022

	2023	2022
Cash from operating activities
Net loss	$(790,833)	$(169,855)
Adjustments to reconcile net income provided by operating activities:
Depreciation and amortization	1,007,008	532,817
Accrued interest	-	171,700
Accrued preferred return	133,561	-
Amortization of debt issuance costs	6,072	-
Increase (decrease) in cash due to changes in:
Accounts receivable	(8,374)	(5,430)
Prepaid expenses	(39,633)	-
Accounts payable and accrued expenses	(58,531)	163,198
Security deposits payable	74,400	-
Deferred revenue	12,647	12,281
Net cash provided by operating activities	336,317	704,711

Cash flows from investing activities
Escrow deposits	(102,050)	327,528
Purchases of property and equipment	(6,281,009)	(5,091,319)
Advance to related party	(3,597)	-
Net cash used by investing activities	(6,386,656)	(4,763,791)

Cash flows from financing activities
Proceeds from notes payable	7,426,000	5,035,099
Debt issuance costs	(91,084)	-
Payments on notes payable	(90,940)	(327,528)
Sale of Class A common stock for cash	1,400	-
Member contributions	300,000	-
Member distributions	(275,138)	-
Repurchase of member units	(1,445,039)	-
Advance from related party	247,388	40,229
Preferred return payments	(100,000)	-
Prepaid offering costs	(182,979)	(96,130)
Net cash provided by financing activities	5,789,608	4,651,670

Net increase (decrease) in cash	(260,731)	592,590
Cash, beginning of year	742,136	149,546
Cash, end of year	$481,405	$742,136

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	$892,646	$219,440
Cash payments for taxes	$-	$-

Non-cash investing activities
Non-cash dividend	$-	$975
Distribution payable included in advance due to related party	$144,000	$-
Property purchased with preferred membership interest	$2,000,000	$-

The accompanying notes are an integral part of these combined and consolidated financial statements.

F-6

VictoryBase Corporation and Combined Affiliate and Subsidiaries

Notes to Combined and Consolidated Financial Statements

December 31, 2023 and 2022

Note A – Nature of Business and Organization

VictoryBase Corporation and Combined Affiliate refers to the combined accounts of companies that are commonly controlled by VictoryBase RE, LLC (“VBRE”), a Texas limited liability company (“LLC”). The Combined Affiliate wholly owns an entity and is the primary beneficiary of another entity determined to be a variable interest entity. The Combined Affiliate’s financial statements consolidate the accounts of both of these entities (see below).

The Combined and Consolidated financial statements are comprised of the following group of companies:

VictoryBase Corporation ("VBC"), an entity majority owned by VBRE; VictoryBase Holdings, LLC ("VBH"), an entity majority owned by VBRE; VictoryBase SC1, LLC (“SC1"), a wholly owned subsidiary of VBH; VictoryBase NY1, LLC (“NY1”), a variable interest entity consolidated with VBH.

•	VBC was incorporated in August 2020 in the State of Delaware. Headquartered in Southlake, Texas VBC provides the opportunity to invest in a portfolio of residential real estate assets to investors who have, until recently, had limited access to these types of investments.

•	VBH was formed in December 2020 as a Texas LLC. VBH is the holding company of SC1 and NY1. VBH has issued and outstanding 570,562, 1, and 30,000 class A, B and C member units, respectively. VBRE holds all of the class A and C member units and VBC holds the 1 class B member unit (see Note G). VBC is the manager of VBH. VBC also manages the daily operations of VBH.

•	SC1 was formed in February 2021 as a Texas limited liability company. In January 2023, VBH exercised its right under a control agreement among VBH, VBRE, and SC1 to require VBRE to contribute all of the membership interests in SC1 to VBH. In connection with such contribution, VBH issued 715,065 class A member units of VBH to VBRE (see Note G). Upon such contribution, the control agreement terminated by mutual agreement of the parties. SC1 now holds 48 homes in a single community located in Beaufort County, South Carolina. These homes are occupied by residents under an agreement between the occupant and SC1, also referred to as a Base Agreement.

•	NY1 was formed in October 2022 as a Texas LLC authorized to conduct business in the state of New York. In February 2023, NY1 acquired 50 apartment homes for $7,900,000 in Sackets Harbor, New York funded as follows: (i) $2,000,000 preferred membership interests of NY1 to the seller of such real property (“Preferred Member”), (ii) $300,000 in cash contributed to NY1 from VBH. These apartment homes are occupied by residents under a Base Agreement.

VBC and its combined affiliate and its subsidiaries are collectively referred to as the “Company” and the properties held by SC1 and NY1 are collectively referred to as the” VictoryBase Properties.”

VBC is building a nationwide network of residential real estate properties located near United States military bases, which will be made available for occupancy by military service members and other individuals and families seeking housing in such locations.

VBC works with its related entity VBRE to find residential real estate assets to invest. Typically, VBRE will acquire the real estate asset and stabilize the property with tenants. Once the asset is stabilized VBRE will contribute the asset to VBH in exchange for member units (see Note G).

In addition to providing housing at affordable prices, VBH provides occupants with the opportunity to invest in VictoryBase properties by providing them the ability to invest in VBC. Under the Base Agreement, occupants can elect to have a portion of their monthly rent payment invested into VBC by way of a regulation crowdfunding (“Ref CF”). This is referred to as an “EquityBase Investor”. VBC will then utilize the funds collected from EquityBase Investors to contribute capital to VBH in exchange for class B member units. Outside investors also have the ability to invest in VBC.

F-7

VictoryBase Corporation and Combined Affiliate and Subsidiaries

Notes to Combined and Consolidated Financial Statements

December 31, 2023 and 2022

Note B – Significant Accounting Policies

The combined and consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Presentation

The accompanying combined and consolidated financial statements include the accounts of VBC and its combined affiliate VBH and its wholly-owned subsidiaries SC1 and NY1, an entity determined to be a variable interest entity and VBH the primary beneficiary. All significant intercompany balances and transactions have been eliminated in combination.

Variable Interest Entities

In accordance with the Financial Accounting Standards Board’s (the “FASB”) Accounting Standards Codification (“ASC”) 810-10-25-22 – Variable Interest Entity, (“VIE”) a VIE is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes both a qualitative and quantitative analysis. The Company bases its qualitative analysis on its review of the design of the entity, its organizational structure including decision-making ability and relevant financial agreements and the quantitative analysis on the forecasted cash flow of the entity. The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents, has both the: (i) power to direct the activities that most significantly impact the VIE’s economic performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE.

VBH determines whether it is the primary beneficiary of a VIE by considering qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for VBH or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of VBH and the other interests. VBH reassesses its determination of whether it is the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the current and future fair value and performance of investments held by these VIEs and general market conditions.

NY1 is owned and controlled by a common and preferred member. Major decisions of NY1, as defined by its LLC agreement, require both members consent. However, VBH is the sole manager of NY1 and oversees NY1’s daily operations. Therefore, VBH has determined it is the primary beneficiary of NY1 as it as the ability to direct the activities that most significantly impact NY1’s economic performance as the managing member and obligation to absorb losses of NY1 due to its guarantee on the loan agreement executed in connection with the acquisition of the real estate held by NY1 (see Note C).

The noncontrolling interest held by the preferred member is presented within the combined and consolidated balance sheets and statements of operations as “noncontrolling interest.”

F-8

VictoryBase Corporation and Combined Affiliate and Subsidiaries

Notes to Combined and Consolidated Financial Statements

December 31, 2023 and 2022

Note B – Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the utilization of deferred tax assets and estimated useful lives of long-lived assets.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. As of December 31, 2023 and 2022, the Company did not have any cash equivalents. The Company places its temporary cash investments with high-quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. As of December 31, 2023 and 2022 cash balances exceeded FDIC insurance limits by approximately $0 and $367,000, respectively. The Company does not believe it is exposed to any significant credit risk on cash.

Accounts Receivable

Accounts receivable consist of amounts due from tenants under a Base Payment lease agreement. The Company monitors accounts receivable and provides allowances for expected credit losses when considered necessary. As of December 31, 2023 and 2022, the accounts receivable were considered to be fully collectible. Accordingly, we did not deem an allowance for credit losses necessary as of December 31, 2023 and 2022.

Prepaid Offering Costs

Costs incurred prior to an equity offering are capitalized until the offering occurs. Upon the equity offering being consummated, all accumulated costs are charged against the proceeds. If the Company determines that the equity offering will not occur (i.e. offering terminated), the accumulated costs are charged to operations.

Property and Equipment, Net

Property and equipment are stated at cost. Major additions and betterments are charged to the property accounts while replacements, maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed when incurred. When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of estimated useful lives or the lease term.

Long-Lived Assets

Long-lived assets such as property and equipment and intellectual property subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this review reveals an indicator of impairment, as determined based on estimated undiscounted cash flows, the carrying amounts of the related long-lived assets are adjusted to fair value. Management has determined that there has been no impairment in the carrying value of its long-lived assets as of December 31, 2023 and 2022.

Refundable Security Deposits

SC1 and NY1 generally require an upfront security deposit from tenants upon execution of a Base Agreement. These deposits are refundable to the tenant upon the Base Agreement terminating and the tenant meeting certain conditions upon vacating the property. These refundable deposits are presented as a current liability on the combined and consolidated balance sheets. Any deposits that become nonrefundable would be included in income at that time.

F-9

VictoryBase Corporation and Combined Affiliate and Subsidiaries

Notes to Combined and Consolidated Financial Statements

December 31, 2023 and 2022

Note B – Significant Accounting Policies (continued)

Mandatorily Redeemable Preferred Membership Interest

The Company evaluates financial instruments issued with characteristics of both liabilities and equity upon issuance to determine its proper classification as either a liability or equity. Such instruments are first evaluated under ASC 480 “Distinguishing Liabilities from Equity,” which requires the following three types of instruments to be classified as liabilities:

•	Mandatorily redeemable shares

•	Instruments other than an outstanding share that, at inception, embody, or are indexed to, an obligation to buy back the issuer’s equity shares that could require the transfer of assets

•	Instruments that embody a conditional obligation, or shares that embody an unconditional obligation, to issue a variable number of the issuer’s equity shares and at inception, the monetary value of the obligation is based solely or predominantly on:

o	A fixed value known at inception.

o	Variations in something other than the fair value of the issuer’s equity shares (e.g., an obligation to deliver shares with a fair value at settlement equal to the value of one ounce of gold).

o	Variations that move in the opposite direction to changes in fair value of the issuer’s shares (e.g., net share settled written put options).

During 2023, NY1 issued a preferred membership interest which includes a mandatory redemption feature (see Note E).

Revenue Recognition

Effective January 1, 2022, the Company began recognizing revenue from the rental of its properties in accordance with Accounting Standard Codification (“ASC”) 842, Leases. As a lessor, the Company records revenues from its Base Agreements on the straight-line basis over the term of the lease which is typically twelve months. Sales taxes and other similar taxes are excluded from revenue.

Income from nonrefundable security deposits are recognized upon the security deposit becoming nonrefundable which typically occurs when the Base Agreement ends and the tenant has not met all conditions to receive their deposit.

Deferred revenue consists of prepaid rent and fees. Deferred revenue as of December 31, 2023 and 2022 was approximately $25,000 and $12,000, respectively. Deferred revenue is expected to be recognized as revenue in the following year. During the year ended December 31, 2023, the $12,000 of deferred revenue as of December 31, 2022 was recognized as revenue.

Leases

Effective January 1, 2022, the Company accounts for leases under ASC Topic 842, Leases. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on the face of the balance sheet. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less.

Operating lease ROU assets represent the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Operating lease expense is recognized on a straight-line basis over the lease term and included in income.

F-10

VictoryBase Corporation and Combined Affiliate and Subsidiaries

Notes to Combined and Consolidated Financial Statements

December 31, 2023 and 2022

Note B – Significant Accounting Policies (continued)

During the year ended December 31, 2023 and 2022, the Company did not have any leases that fell within the scope of ASC 842 as leasee.

Advertising Expense

Advertising costs are expensed in the period incurred. The Company did not incur any significant advertising costs during the years ended December 31, 2023 and 2022.

Income Taxes

VBC

VBC uses the asset and liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the difference between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of December 31, 2023 and 2022. The Company’s 2021 tax year is open for examination for federal and state taxing authorities.

VBH

VBH is a limited liability company. During the years ended December 31, 2023 and 2022, VBH was taxed as a partnership under the Internal Revenue Code. Under these provisions and similar state provisions, VBH does not pay federal or state corporate income taxes on its taxable income. Instead, the members are taxed on VBH’s taxable income or deducts VBH’s losses on their individual tax returns. Accordingly, no provision for federal or state income taxes has been included in the accompanying combined and consolidated financial statements for VBH.

Fair Value

ASC 820-10-05 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). The three levels of the fair value hierarchy under ASC 820-10-05 are described below:

Level 1 - Unadjusted, quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market is defined as a market where transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Inputs, other than quoted market prices in active markets that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 - Prices or valuations that require unobservable inputs that are both significant to the fair measurement and unobservable. Valuation under level 3 generally involves a significant degree of judgment from the investment advisor.

The categorization of a financial instrument within the fair value hierarchy is based upon the lowest level of input that is significant to its fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the assets or liabilities. As of December 31, 2023 and 2022, the Company did not have any assets or liabilities recorded at fair value on a recurring basis.

F-11

VictoryBase Corporation and Combined Affiliate and Subsidiaries

Notes to Combined and Consolidated Financial Statements

December 31, 2023 and 2022

Note B – Significant Accounting Policies (continued)

The carrying value of the Company’s accounts receivables, accounts payable and other current assets and liabilities approximate fair value due to their short-term nature. The carrying value of the Company’s notes payable materially approximate fair value because the terms are consistent with prevailing market rates.

Reclassification

Certain reclassifications of prior year amounts on the combined and consolidated statements have been made to conform to the 2023 presentation. These reclassifications had no effect on net loss or equity.

Segment Reporting

The Company operates in one reportable segment, the rental of real estate properties to tenants. The Company’s chief operating decision maker, the chief executive officer, manages the Company’s operations as a whole.

Recently Issued Accounting Standards Adopted

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This standard was effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years with early adoption permitted. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815) and Leases (Topic 842): Effective Dates, which deferred the effective date of Topic 326 until January 1, 2023. The Company adopted this ASU January 1, 2023 and it did not have a significant impact on its combined and consolidated financial statements and related disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). The ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 requires public business entities to disclose, on an annual basis, a rate reconciliation presented in both dollars and percentages. The guidance requires the rate reconciliation to include specific categories and provides further guidance on disaggregation of those categories based on a quantitative threshold equal to 5% or more of the amount determined by multiplying pretax income (loss) from continuing operations by the applicable statutory rate. For entities reconciling to the US statutory rate of 21%, this would generally require disclosing any reconciling items that impact the rate by 1.05% or more. ASU 2023-09 is effective for public business entities for annual periods beginning after Dec. 15, 2024 (generally, calendar year 2025) and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted. The adoption of ASU 2023-09 is expected to have a financial statement disclosure impact only and is not expected to have a material impact on the Company’s combined and consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the combined and consolidated financial statements upon adoption.

F-12

VictoryBase Corporation and Combined Affiliate and Subsidiaries

Notes to Combined and Consolidated Financial Statements

December 31, 2023 and 2022

Note C – Property and Equipment, Net

The Company's property and equipment as of December 31, 2023 and 2022 consist of the following:

	Useful
	Lives	2023	2022
Land		$149,900	$-
Real estate property	20 years	19,034,898	10,965,428
Furniture and fixtures	5 years	401,439	339,801
Total depreciable property and equipment		$19,586,237	11,305,229
Less: accumulated depreciation		(1,698,387)	(691,380)
Property and equipment, net		$17,887,850	$10,613,849

Total depreciation expense for the years ended December 31, 2023 and 2022, was approximately $1,007,000 and $533,000, respectively. In February 2023, NY1 acquired 50 apartment homes in a single community located in New York for $7.9 million (the NY Real Estate). NY1 funded this acquisition with a note payable, contributions from VBH and the issuance of preferred membership interests in NY1 (see Notes D, E, and G).

Note D – Notes Payable

SC1 Loan

On September 8, 2021, the Company entered into a Note Payable agreement for a maximum of $7,850,000 with a financial institution for the financing of 48 homes. The Note Payable accrued interest at prime plus 1.50% with interest payable on a monthly basis and principal and interest based on a 30-year amortization of the note beginning 25 months after the September 8, 2021 loan commencement date. The loan was to mature September 5, 2024 and required a lump sum payment of the remaining principal. The loan was collateralized by the property and was guaranteed by an owner. The Note Payable was fully repaid during 2023 (see below). The Note Payable had a balance of approximately $0 and $7,850,000 as of December 31, 2023 and 2022, respectively.

On June 2, 2023, the property held by SC1 was refinanced with a $9,361,000 mortgage loan from an unrelated lender. The proceeds from the mortgage loan were used to repay the Note Payable above and repurchase 144,504 Class A units issued by VBH to its majority member, VBRE for $1,445,039. The mortgage loan bears interest at 5.6% with interest only payments due through May 2033 and the principal balance and any and all accrued interest due on maturity of June 30, 2033. The mortgage loan is guaranteed by VBRE, Thomas Paquin, VBC’s President, CEO and sole member of VBRE and is collateralized by the 48 home real estate properties held by SC1.

During the year ended December 31, 2023, SC1 incurred approximately $91,000 of fees directly related to securing the mortgage loan. These loan fees have been recorded as debt issuances costs to be amortized into interest expense over the ten-year term of the mortgage loan. As of December 31, 2023, unamortized debt issuance costs of approximately $85,000 have been presented net of the outstanding principal balance. As of December 31, 2023, the outstanding principal balance on the mortgage loan was $9,361,000. During the year ended December 31, 2023, SC1 recognized approximately $6,000 of amortization expense in connection with the debt issuance costs which has been presented in interest expense on the combined and consolidated statements of operations.

F-13

VictoryBase Corporation and Combined Affiliate and Subsidiaries

Notes to Combined and Consolidated Financial Statements

December 31, 2023 and 2022

Note D – Notes Payable (continued)

NY1 Loan

On February 10, 2023, NY1 executed a commercial loan agreement with an unrelated party in the amount of $5,915,000. The proceeds from the loan agreement were used to purchase the apartment homes located in New York (see Note C). The loan initial bears interest at 5.0% subject to adjustment on August 1, 2027 and every five years thereafter to a rate equal to the five-year Treasury Constant Maturity Rate published by the Federal Reserve plus 3.0%. However, the interest rate shall never be less than 5.0%. The loan agreement is guaranteed by Thomas Paquin, VBH, and the Preferred Member of NY1. The loan will be repaid with fixed monthly installments of principal and interest in the amount of $34,579 commencing April 1, 2023 and matures on March 1, 2048. The loan is collateralized by the NY Real Estate.

Future maturities of notes payable as of December 31, 2023 are as follows:

Year Ending December 31,	Amount
2024	$126,612
2025	133,090
2026	139,899
2027	147,057
2028	154,580
Thereafter	14,483,822
Total payments	15,185,060
Unamortized discount	(85,012)
Notes payable, net of unamortized discount	$15,100,048

Notes payable, current portion	$126,612
Notes payable, less current portion, net	14,973,436
$15,100,048

Total interest expense, including amortization of debt issuance costs, for the years ended December 31, 2023 and 2022 recognized on the notes payable in the aggregate was approximately $893,000 and $391,000, respectively.

Note E – Mandatorily Redeemable Preferred Membership Interest

In connection with the acquisition of the real estate held by NY1, NY1 issued to the unrelated seller of the real estate, as consideration, preferred membership interests (“Preferred Interest”) in the amount of $2 million (“Preferred Equity Investment”).

NY1’s limited liability company agreement outlines the various rights and privileges of the Preferred Interest which are as follows:

•	A priority return of 6.0%, compounded annually, on the Preferred Equity Investment and commencing on the date the Preferred Interest was issued by NY1 to the Preferred Member (“Priority Return”).
•	Mandatory redemption on February 10, 2028 equal to the sum of the Preferred Equity Investment less any payments of the Priority Return (“Preferred Equity Balance”) plus the amount necessary for the Preferred Member to achieve a 7.5% annual rate of return (“Preferred Return”).
•	Preference to any available cash for distributions as follows:
➢	until the Preferred Member has received the Priority Return no distributions shall be made to the common member.
➢	75% to the Preferred Member and 25% to the common member until the Preferred Member has received aggregate distributions sufficient to achieve a return on investment of 7.5% per annum, compounded annually, on the Preferred Equity Investment.
➢	Thereafter, the remainder, if any, to the common member.

F-14

VictoryBase Corporation and Combined Affiliate and Subsidiaries

Notes to Combined and Consolidated Financial Statements

December 31, 2023 and 2022

Note E – Mandatorily Redeemable Preferred Membership Interest (continued)

•	Preference to any proceeds received from sale, transfer, or other disposition or liquidation of the real estate property held by NY1 in excess of $100,000 as follows:
➢	Preferred Member shall have rights to all such proceeds until the Preferred Equity Balance is reduced to zero.
➢	Preferred Member and common member each receive 75% and 25%, respectively, until a redemption in full of the Preferred Member’s interest has occurred.
➢	Thereafter, the remainder, if any, to the common member.

As of December 31, 2023, due to the Preferred Equity Investment including a mandatory redemption provision, the Company has presented the Preferred Equity Investment as a long-term liability in accordance with ASC 480 Distinguishing Liabilities from Equity which requires mandatorily redeemable shares to be classified as liabilities. Further, mandatorily redeemable instruments that have (1) a fixed redemption amount and (2) a fixed redemption date should be accreted to the redemption amount over the redemption period. At each reporting date, such an instrument should be presented at the redemption amount. Due to the instruments classification as a liability, any dividends or accretions on the instrument will be classified as interest expense.

During the year ended December 31, 2023, $133,561 was recognized as interest expense for the 6.0% Priority Return and the additional 1.5% for the Preferred Return that accretes on the Preferred Equity Investment. As of December 31, 2023, $33,561 of accrued Priority Return and Preferred Return remain outstanding which has been reflected in the mandatorily redeemable preferred stock balance on the combined and consolidated balance sheets.

Note F – Related Party Transactions

VBRE advances VBC and its combined affiliate and its subsidiaries money for working capital needs. These advances have no formal repayment terms and do not accrue interest. As of December 31, 2023 and 2022, advances totaling approximately $887,000 and $495,000 remained due to the related party. As of December 31, 2023, VBH has advances of $3,597 due from a related party.

See Note G for further discussion of equity-related transactions.

Note G – Equity

Common Stock

As of December 31, 2023, the total number of shares of all classes of stock that VBC is authorized to issue is Eleven Million (11,000,000), consisting of:

•	Ten Million (10,000,000) shares of Class A common stock, with a par value of $0.001 per share (the “Class A”); and

•	One Million (1,000,000) shares of Class B common stock, with a par value of $0.001 per share (the “Class B”).

Each share of Class A shall entitle the record holder thereof to one vote on all matters on which stockholders generally are entitled to vote.

Each share of Class B shall entitle the record holder thereof to one million (1,000,000) votes on all matters on which stockholders generally are entitled to vote. Therefore, the Class B holds super majority voting rights.

Except as otherwise required in the Amended and Restated Articles of Incorporation or by applicable law, the holders of Class A and B common stock shall vote together as a single class on all matters.

The Class A, as a class, holds 100% of the economic interests of VBC. The Class B, as a class, holds virtually all of the voting interests in VBC due to the super majority voting rights.

During the year ended December 31, 2023, VBC sold 170 Class A shares to unrelated individuals for $1,700, of which $300 was not received until 2024 and has been reflected as a reduction of additional paid in capital on the combined and consolidated statements of equity.

F-15

VictoryBase Corporation and Combined Affiliate and Subsidiaries

Notes to Combined and Consolidated Financial Statements

December 31, 2023 and 2022

Note G – Equity (continued)

As of December 31, 2023 and 2022, VBC has issued and outstanding Class A and Class B shares of 25,170 and 1,000,000 and 25,000 and 1,000,000, respectively. VBRE holds 25,000 Class A and 1,000,000 Class B shares in VBC and therefore has voting control.

Members Equity

During the year ended December 31, 2023, the following members equity activity occurred in VBH, SC1 and NY1:

•	VBRE contributed its membership interests in SC1 to VHB in exchange for 715,065 Class A member units.

•	VBH repurchased 144,504 of Class A units held by VBRE for $1,445,039.

•	VBRE contributed $300,000 to VBH in exchange for 30,000 Class C member units. VBH contributed $300,000 of these funds to NY1 for the acquisition of the NY Real Estate (see Note C).

•	As of January 1, 2023, SC1 committed to disbursing approximately $419,000 to VBRE. During the year ended December 31, 2023, SC1 remitted $275,000 to VBRE. As of December 31, 2023, the difference of $144,000 remains outstanding and is included in due to related party on the combined and consolidated balance sheets.

•	NY1 issued common member interests to VBH in exchange for $300,000 in cash used to acquire the NY Real Estate (see Note C) and preferred membership interests to the seller of the NY Real Estate acquired by NY1.

As of December 31, 2023, VBH has Class A, B and C member units issued and outstanding. VBRE holds all of the Class A and C units issued and outstanding of 570,562 and 30,000 respectively. VBC holds 1 Class B unit.

During the year ending December 31, 2022, VBH distributed approximately $327,500 to VBRE after SC1 received their escrow funds.

The Class C Units are exchangeable at any time and from time to time, with the mutual consent of VBC, as manager, into Class A Units at a conversion ratio that results in an equal fair market value exchange. At anytime after the two-year anniversary of February 10, 2023, VBC, as manager, may cause all Class C Units to be exchanged into Class A Units at the same exchange ratio as described above. Until Class C units are exchanged for Class A units all profits and losses related to the VBH’s ownership of common membership interests in NY1 will be allocated to the holders of Class C Units.

F-16

VictoryBase Corporation and Combined Affiliate and Subsidiaries

Notes to Combined and Consolidated Financial Statements

December 31, 2023 and 2022

Note H – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of VBC’s deferred tax assets are as follows as of December 31, 2023 and 2022:

Net operating losses	$21,102	$79,460
Valuation allowance	(21,102)	(79,460)
Deferred tax asset, net	$-	$-

As of December 31, 2023, VBC’s has gross operating loss carryforwards of approximately $76,000 which can be carried forward indefinitely but are limited to eighty percent of taxable income annually. Utilization of these losses may be limited in accordance with IRC Section 382 in the event of certain ownership shifts.

The Company has examined all available evidence and has determined that a valuation allowance is necessary to offset the deferred tax assets presented on the financial statements as of December 31, 2023 and 2022. The total valuation allowance established as of December 31, 2023 and 2022 was approximately $21,000 and $79,000, respectively.

The difference between the effective income tax rates and the statutory federal and state tax rates for the years ended December 31, 2023 and 2022 is primarily due to the change in the valuation allowance of approximately $58,000 and $22,500, respectively.

Note I – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the combined and consolidated financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note J – Subsequent Events

The Company had performed an evaluation of subsequent events through April 22, 2024 which is the date these combined and consolidated financial statements were available for issuance. No events occurred requiring adjustment to or disclosure to the consolidated financial statements.

F-17

SUPPLEMENTAL SCHEDULES

F-18

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Combining Balance Sheet
As of December 31, 2023

	VictoryBase Corporation	VictoryBase Holdings LLC and subsidiairies	Eliminations	Combined Total
Assets
Current assets
Cash	$13,177	$468,228	$-	$481,405
Accounts Receivable	446	13,358	-	13,804
Escrow deposits	-	102,050	-	102,050
Prepaid expenses	-	39,633	-	39,633
Prepaid offering costs	446,475	-	-	446,475
Due from related party	-	3,597	-	3,597
Due from affiliate	-	3,577	(3,577)	-
Total current assets	460,098	630,443	(3,577)	1,086,964

Property and equipment, net	-	17,887,850	-	17,887,850
Total assets	$460,098	$18,518,293	$(3,577)	$18,974,814

Liabilities and Combined Equity (Deficit)
Current liabilities
Accounts payable	$-	$137,582	$-	$137,582
Due to affiliate	3,577	-	(3,577)	-
Notes payable, current portion	-	126,612	-	126,612
Related party payable	710,833	176,415	-	887,248
Security deposits payable	-	176,096	-	176,096
Deferred revenue	-	24,928	-	24,928
Total current liabilities	714,410	641,633	(3,577)	1,352,466

Notes payable, less current portion and unamortized debt issuance costs	-	14,973,436	-	14,973,436
Mandatorily redeemable preferred membership interest	-	2,033,561	-	2,033,561
Total liabilities	714,410	17,648,630	(3,577)	18,359,463

Equity

Stockholders' deficit
Common stock Class A	25	-	-	25
Common stock Class B	1,000	-	-	1,000
Additional paid-in capital	2,375	-	-	2,375
Accumulated deficit	(257,712)	-	-	(257,712)
Total stockholders' deficit	(254,312)	-	-	(254,312)

Members' equity
Members' equity	-	975,286	-	975,286
Noncontrolling interest	-	(105,623)	-	(105,623)
Total members' equity VictoryBase Holdings LLC	-	869,663	-	869,663

Total equity (deficit)	(254,312)	869,663	-	615,351

Total liabilities and equity	$460,098	$18,518,293	$(3,577)	$18,974,814

See accompanying accountants' report

F-19

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Consolidating Balance Sheet
As of December 31, 2023

	VictoryBase Holdings LLC	VictoryBase SC1 LLC	VictoryBase NY1 LLC	Eliminations	Consolidated Total
Assets
Current assets
Cash	$1,000	$311,859	$155,369	$-	$468,228
Accounts Receivable	-	7,950	5,408	-	13,358
Escrow deposits	-	102,050	-	-	102,050
Prepaid expenses	-	5,305	34,328	-	39,633
Due from related party	-	3,597	-	-	3,597
Due from affiliate	-	3,577	-	-	3,577
Total current assets	1,000	434,338	195,105	-	630,443

Property and equipment, net	-	9,999,857	7,887,993	-	17,887,850
Total assets	$1,000	$10,434,195	$8,083,098	$-	$18,518,293

Liabilities and Members' Equity (Deficit)
Current liabilities
Accounts payable	$-	$91,223	$46,359	$-	$137,582
Notes payable, current portion	-	-	126,612	-	126,612
Related party payable	8,268	158,136	10,011	-	176,415
Security deposits payable	-	105,046	71,050	-	176,096
Deferred revenue	-	15,625	9,303	-	24,928
Total current liabilities	8,268	370,030	263,335	-	641,633

Notes payable, less current portion and unamortized debt issuance costs	-	9,275,988	5,697,448	-	14,973,436
Mandatorily redeemable preferred membership interest	-	-	2,033,561	-	2,033,561
Total liabilities	8,268	9,646,018	7,994,344	-	17,648,630

Members' equity
Members' equity (deficit)	(7,268)	788,177	194,377	-	975,286
Noncontrolling interest	-	-	(105,623)	-	(105,623)

Total members' equity (deficit) VictoryBase Holdings LLC	(7,268)	788,177	88,754	-	869,663

Total liabilities and members' equity	$1,000	$10,434,195	$8,083,098	$-	$18,518,293

See accompanying accountants' report

F-20

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Combining Statement of Operations
For the Year Ended December 31, 2023

	VictoryBase Corporation	VictoryBase Holdings LLC and subsidiaries	Eliminations	Combined

Revenues	$1,441	$1,963,588	$-	$1,965,029

Operating expenses
Property maintenance expense	-	151,596	-	151,596
Propert tax exepnses	-	190,987	-	190,987
General and administrative	47,214	326,959	-	374,173
Depreciation expense	-	1,007,008	-	1,007,008
Total operating expenses	47,214	1,676,550	-	1,723,764

Operating income (loss)	(45,773)	287,038	-	241,265

Other income (expense)
Interest income	-	181	-	181
Interest expense	-	(898,718)	-	(898,718)
Interest expense - preferred return	-	(133,561)	-	(133,561)
Total other expense, net	-	(1,032,098)	-	(1,032,098)

Net loss before taxes and noncontrolling interest	(45,773)	(745,060)	-	(790,833)

Income tax expense	-	-	-	-

Net loss	(45,773)	(745,060)	-	(790,833)

Less: Net loss attributable to noncontrolling interest	-	105,623	-	105,623

Net loss attributable to Combined Entity	$(45,773)	$(639,437)	$-	$(685,210)

See accompanying accountants' report

F-21

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Consolidating Statement of Operations
For the Year Ended December 31, 2023

	VictoryBase Holdings LLC	VictoryBase SC1 LLC	VictoryBase NY1 LLC	Eliminations	Consolidated

Revenues	$-	$1,280,027	$683,561	$-	$1,963,588

Operating expenses
Property maintenance expense	-	102,206	49,390	-	151,596
Propert tax exepnses	-	159,963	31,024	-	190,987
General and administrative	3,780	234,521	88,658	-	326,959
Depreciation expense	-	634,947	372,061	-	1,007,008
Total operating expenses	3,780	1,131,637	541,133	-	1,676,550

Operating income (loss)	(3,780)	148,390	142,428	-	287,038

Other income (expense)
Interest income	-	-	181	-	181
Interest expense	-	(678,424)	(220,294)	-	(898,718)
Interest expense - preferred return	-	-	(133,561)	-	(133,561)
Total other expense, net	-	(678,424)	(353,674)	-	(1,032,098)

Net loss before taxes	(3,780)	(530,034)	(211,246)	-	(745,060)

Income tax expense	-	-	-	-	-
Net loss	(3,780)	(530,034)	(211,246)	-	(745,060)

Less: Net income attributable to noncontrolling interest	-	-	105,623	-	105,623

Net loss attributable to the consolidated entity	$(3,780)	$(530,034)	$(105,623)	$-	$(639,437)

See accompanying accountants' report

F-22

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Combining Balance Sheet
As of December 31, 2022

	VictoryBase Corporation	VictoryBase Holdings LLC and subsidiaires	Eliminations	Combined
Assets
Current assets
Cash	$125,569	$616,567	$-	$742,136
Prepaid offering costs	263,496	-	-	263,496
Accounts Receivable and other assets	-	5,430	-	5,430
Total current assets	389,065	621,997	-	1,011,062

Property and equipment, net	-	10,613,849	-	10,613,849
Total assets	$389,065	$11,235,846	$-	$11,624,911

Liabilities and Equity
Current liabilities
Accounts payable and accrued expenses	$108,669	$87,445	$-	$196,114
Related party payables	486,620	9,240	-	495,860
Security deposits payable	-	101,696	-	101,696
Deferred revenue	3,715	8,566	-	12,281
Notes payable, current portion	-	17,345	-	17,345
Total current liabilities	599,004	224,292	-	823,296

Notes payable, net of current portion	-	7,832,655	-	7,832,655
Total liabilities	599,004	8,056,947	-	8,655,951

Equity

Stockholders' deficit
Common stock Class A	25	-	-	25
Common stock Class B	1,000	-	-	1,000
Additional paid in capital	975	-	-	975
Accumulated deficit	(211,939)	-	-	(211,939)
Total stockholders' deficit	(209,939)	-	-	(209,939)

Members' equity	-	3,178,899	-	3,178,899

Total equity	$(209,939)	$3,178,899	-	$2,968,960

Total liabilities and combined equity (deficit)	$389,065	$11,235,846	$-	$11,624,911

See accompanying accountants' report

F-23

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Consolidating Balance Sheet
For the Year Ended December 31, 2022

	VictoryBase Holdings LLC	VictoryBase SC1 LLC	Eliminations	Consolidated
Assets
Current assets
Cash	$-	$616,567	$-	$616,567
Accounts receivable and other assets	-	5,430	-	5,430
Total current assets	-	621,997	-	621,997

Property and equipment, net	-	10,613,849	-	10,613,849
Total assets	$-	$11,235,846	$-	$11,235,846

Liabilities and Members' Equity (Deficit)
Current liabilities
Accounts payable and accrued expenses	$-	$87,445	$-	$87,445
Related party payables	3,488	5,752	-	9,240
Security deposits payable	-	101,696	-	101,696
Deferred revenue	-	8,566	-	8,566
Notes payable, current portion	-	17,345	-	17,345
Total current liabilities	3,488	220,804	-	224,292

Notes payable, net of current portion	-	7,832,655	-	7,832,655
Total liabilities	3,488	8,053,459	-	8,056,947

Members' Equity (Deficit)
Members' equity	(3,488)	3,182,387	-	3,178,899
Total members' equity (deficit)	(3,488)	3,182,387	-	3,178,899

Total liabilities and members' equity (deficit)	$-	$11,235,846	$-	$11,235,846

See accompanying accountants' report

F-24

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Combining Statement of Operations
For the Year Ended December 31, 2022

	VictoryBase Corporation	VictoryBase Holdings LLC and subsidiary	Eliminations	Combined

Revenues	$739,115	$1,037,134	$(718,798)	$1,057,451

Operating expenses
Depreciation expense	-	532,817	-	532,817
General and administrative	24,024	118,079	-	142,103
Maintenance expense	-	53,085	-	53,085
Property tax expense	-	108,161	-	108,161
Subcontrol agreement expense	718,798	-	(718,798)	-
Total operating expenses	742,822	812,142	(718,798)	836,166

Operating income (loss)	(3,707)	224,992	-	221,285

Other expense
Interest expense	-	(391,140)	-	(391,140)
Total other expense	-	(391,140)	-	(391,140)

Net loss before taxes	(3,707)	(166,148)	-	(169,855)

Income tax expense	-	-	-	-
Net loss	$(3,707)	$(166,148)	$-	$(169,855)

See accompanying accountants' report

F-25

VictoryBase Corporation and Combined Affiliate and Subsidiaries
Consolidating Statement of Operations
For the Year Ended December 31, 2022

	VictoryBase Holdings LLC	VictoryBase SC1 LLC	Eliminations	Consolidated

Revenues	$718,798	$1,037,134	$(718,798)	$1,037,134

Operating expenses
Depreciation expense	-	532,817	-	532,817
General and administrative	3,488	114,591	-	118,079
Maintenance expense	-	53,085	-	53,085
Property tax expense	-	108,161	-	108,161
Subcontrol agreement expense	718,798	-	(718,798)	-
Total operating expenses	722,286	808,654	(718,798)	812,142

Operating income (loss)	(3,488)	228,480	-	224,992

Other income (expense)
Interest expense	-	(391,140)	-	(391,140)
Total other expense	-	(391,140)	-	(391,140)

Net loss before income taxes	(3,488)	(162,660)	-	(166,148)

Income tax expense	-	-	-	-
Net loss	$(3,488)	$(162,660)	$-	$(166,148)

See accompanying accountants' report

F-26

ITEM 8 - EXHIBITS

INDEX TO EXHIBITS

Description	Item		Exhibit

Certificate of Incorporation	Item 17.2	*	2.1
Bylaws	Item 17.2	*	2.2
Instruments defining rights of securityholders:	Item 17.4
Form of Subscription Agreement		#	4.1
Material Contracts	Item 17.6
Tax Receivable Agreement		*	6.1
LLC Agreement of VictoryBase Holdings LLC		*	6.2
First Amendment to LLC Agreement of VictoryBase Holdings LLC		^	6.3
Second Amendment to LLC Agreement of VictoryBase Holdings LLC		#	6.4
Form of Indemnification Agreement		*	6.5
Form of Master Control and Contribution Agreement		^	6.6
Contribution Agreement (to Contribute SC1 to Holdings)		^	6.7
Form of Sub-Control Agreement		^	6.8
LLC Agreement of NY1		#	6.9
NY1 Loan Agreement		#	6.10
NY1 Loan Note		#	6.11
SC1 Loan Agreement		#	6.12
SC1 Loan Note		#	6.13

*	Previously filed as exhibit to Offering Statement on Form 1-A, filed December 9, 2021.
^	Previously filed as exhibit to Supplement to Offering Statement on Form 1-A, filed January 30, 2023.
#	Previously filed as exhibit to Amendment to Offering Statement on Form 1-A, filed April 26, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VICTORYBASE CORPORATION

By:	/s/ Thomas Paquin
Thomas Paquin
Chief Executive Officer
Principal Executive Officer
Principal Financial Officer
Principal Accounting Officer
Sole Director

April 29, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Thomas Paquin
Thomas Paquin
Chief Executive Officer
Principal Executive Officer
Principal Financial Officer
Principal Accounting Officer
Sole Director

April 29, 2024

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